Exhibit (a)(1)(A)
OFFER TO PURCHASE FOR CASH
Any and All Outstanding Shares of Common Stock
of
Vestin Group, Inc.
at
$2.85 Net Per Share
by
Michael V. Shustek
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, MAY 2, 2005 UNLESS THE OFFER IS EXTENDED.
       A SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF VESTIN GROUP, INC. (THE “COMPANY”), COMPRISED SOLELY OF DISINTERESTED DIRECTORS, HAS UNANIMOUSLY RECOMMENDED THAT THE HOLDERS OF SHARES OF COMMON STOCK, $0.0001 PAR VALUE PER SHARE, OF THE COMPANY (“SHARES”) ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

      THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED AND IS NOT SUBJECT TO THE APPROVAL OF THE COMPANY’S STOCKHOLDERS. THE OFFER IS NOT SUBJECT TO ANY CONDITIONS OTHER THAN THAT THERE BE NO PENDING OR THREATENED LEGAL OR REGULATORY PROCEEDING CHALLENGING THE LEGALITY, FAIRNESS OR VALIDITY OF THE OFFER. SEE SECTION 14.

      MR. SHUSTEK RESERVES THE UNILATERAL RIGHT, IN HIS SOLE AND ABSOLUTE DISCRETION, TO EXTEND THE OFFERING PERIOD FOR UP TO TWENTY BUSINESS DAYS. SEE SECTION 1.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE OFFER, PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR DETERMINED WHETHER OR NOT THIS OFFER TO PURCHASE IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IMPORTANT
      Any stockholder of the Company wishing to tender Shares in the Offer must (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to StockTrans, Inc., the depositary for the Offer, together with certificates representing the Shares tendered, or follow the procedure for book-entry transfer set forth in Section 3, or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose

Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.
      Any stockholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to StockTrans, Inc. on or prior to the Expiration Date (as defined in Section 1) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.
      Questions relating to the Offer may be directed to Michael V. Shustek at (702) 493-2104. Additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be obtained from StockTrans, Inc. at the address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

April 5, 2005

SUMMARY TERM SHEET
      Michael V. Shustek is offering to purchase any and all of the outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Vestin Group, Inc., a Delaware corporation (the “Company”), that are not beneficially owned by Mr. Shustek for $2.85 per Share, net to the seller in cash, less any required withholding of taxes and without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).
      This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. To better understand the Offer to you and for a complete description of the terms of the Offer, you should read this entire Offer to Purchase and the accompanying Letter of Transmittal carefully. Questions relating to the Offer may be directed to Mr. Shustek at (702) 493-2104.
What are the principal terms of the Offer?

•	Michael V. Shustek is offering to buy your Shares in the Company for a price of $2.85 per share, net to you, in cash, less any required withholding of taxes and without payment of interest.

•	The Offer is not subject to any minimum number of Shares being tendered. The Offer is not subject to stockholder approval or to any conditions, other than that there be no pending or threatened legal or regulatory proceeding challenging the legality, fairness of validity or the Offer. See Section 14.

•	The Offer expires at 12:00 midnight, New York City time, on Monday, May 2, 2005. However, Mr. Shustek reserves the unilateral right, in his sole and absolute discretion, to extend the offering period for up to twenty business days. See Section 1.
Who is offering to buy my Shares?

•	Michael V. Shustek, the majority stockholder, Chairman of the Board, Chief Executive Officer and President of the Company.
How many Shares does Mr. Shustek currently own?

•	Mr. Shustek currently owns 2,051,350 Shares, representing approximately 81.1% of the issued and outstanding Shares of the Company.
What are the classes and amounts of securities sought in the Offer?

•	Mr. Shustek is seeking to purchase any and all of the outstanding Shares that he does not already directly or indirectly beneficially own. There currently are 477,485 Shares outstanding that Mr. Shustek does not currently own. The Offer is not conditioned upon any minimum number of Shares being tendered.
Why is Mr. Shustek offering to buy my securities?

•	Mr. Shustek believes the Shares are undervalued at this time due principally to the thin trading market in the stock. Mr. Shustek also believes that the volatility in operating results over the last several years and the pending investigation by the Securities and Exchange Commission (the “SEC”) have also contributed to the Shares being undervalued.

•	Mr. Shustek also believes the Company could significantly reduce its general and administrative costs if it is no longer a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not believe the costs associated with remaining a public company are justified in light of the Company’s limited resources and small stockholder base. The Company currently spends approximately $750,000 per year for reporting, legal, accounting and compliance costs related to its obligations as a reporting company.

i

•	Mr. Shustek has decided that this is an appropriate time to take the Company private, and he will purchase as many Shares as may be tendered pursuant to the Offer with the ultimate objective of taking the Company private. Mr. Shustek is prepared to acquire as many Shares as may be tendered, without a minimum condition, even if that does not enable him to take the Company private.
How much is Mr. Shustek offering to pay for my securities? What is the form of payment? Will I have to pay any fees or commissions?

•	Mr. Shustek is offering to buy your Shares in the Company for a price of $2.85 per Share, net to you, in cash, less any required withholding of taxes and without payment of interest.

•	If you are the record owner of your Shares and you directly tender your Shares to Mr. Shustek in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee and your broker or nominee tenders Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

•	If you do not complete and sign the Substitute Form W-9 included in the enclosed Letter of Transmittal, you may be subject to required backup federal income tax withholding.
Does Mr. Shustek have the financial resources to make payment?

•	Yes. Mr. Shustek will need approximately $1,360,832 to purchase all issued and outstanding Shares that he does not already own and approximately an additional $150,000 to pay related fees and expenses in connection with the Offer. Mr. Shustek intends to pay for all Shares validly tendered and not withdrawn in the Offer with his personal funds. The Offer is not subject to any financing condition.
Is the Offer subject to any conditions?

•	The Offer is not subject to stockholder approval or to any conditions, other than that there be no pending or threatened legal or regulatory proceeding challenging the legality, fairness or validity of the Offer. See Section 14.
How long do I have to decide whether to tender my Shares in the Offer?

•	You will have at least until 12:00 midnight, New York City time, on Monday, May 2, 2005, to tender your Shares in the Offer. If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure described later in this Offer to Purchase. See Section 3.
Can the Offer be extended?

•	Yes. Mr. Shustek has reserved the unilateral right, in his sole and absolute discretion, to extend the offering period for up to twenty business days.
How will I be notified if the Offer is extended?

•	If the Offer is extended, Mr. Shustek will inform StockTrans, Inc., the depositary for the Offer, of that extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1.
How do I tender my Shares?

•	To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal accompanying this Offer to Purchase and any other documents required by the Letter of Transmittal, to StockTrans, Inc. prior to the time the Offer expires.

•	If your Shares are held in street name (that is, through a broker, dealer, bank, trust company or other nominee), you must instruct your nominee to tender your Shares on your behalf prior to the time the Offer expires.

•	If you are unable to deliver any required document or instrument to the depositary prior to the expiration of the Offer, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three trading days. However, this guarantee must be received by the depositary prior to the time the Offer expires, and the depositary must receive the missing items within that three trading day period. See Section 3.
Until what time may I withdraw previously tendered Shares?

•	You may withdraw your previously tendered Shares at any time until the Offer has expired and, if Mr. Shustek has not accepted your Shares for payment by Monday, May 30, 2005, you may withdraw them at any time after that date until Mr. Shustek accepts Shares for payment. See Section 4.
How do I withdraw previously tendered Shares?

•	To withdraw your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange for the withdrawal of your Shares. See Section 4.
When will payment be made for accepted Shares?

•	Subject to the terms and conditions of the Offer, if your Shares are accepted for payment, Mr. Shustek will pay you promptly after expiration of the Offer. No interest will accrue or be paid on the cash amount payable to you, regardless of when paid.
What will the U.S. federal income taxes be for U.S. taxpayers?

•	The sale of your Shares pursuant to the Offer will be a taxable event. You should consult your tax advisor prior to electing to tender your Shares. See Section 5.
What does the Special Committee think of the Offer?

•	The Board of Directors of the Company appointed a Special Committee, comprised solely of disinterested directors, to consider Mr. Shustek’s offer. The Special Committee has unanimously recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer.
Following the Offer, will the Company continue as a public company?

•	It depends. If, following the Offer the Company becomes eligible to de-register as a reporting company under the Exchange Act, then Mr. Shustek intends to seek such de-registration. If Mr. Shustek owns 90% or more of the outstanding Shares following completion of the Offer, then Mr. Shustek has committed to purchase the remaining Shares he does not own at $2.85 per share pursuant to a short form merger under Section 253 of the Delaware General Corporation Law, in which case the Company will no longer be publicly owned. See Sections 11 and 12.
If I decide not to tender my Shares in the Offer, how will the Offer affect my Shares?

•	If you do not tender your Shares, the reduction in stockholders and publicly traded Shares resulting from the Offer may significantly and adversely affect the liquidity of your Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

•	If you do not tender your Shares, and if Mr. Shustek owns 90% or more of the outstanding Shares following completion of the Offer, then Mr. Shustek has committed to purchase the remaining Shares he does not own at $2.85 per Share (the same amount of cash per Share that you would have received had you tendered your Shares in the Offer) pursuant to a short form merger under Section 253 of the Delaware General Corporation Law.
What is the market value of my Shares?

•	The Shares are currently quoted in the pink sheets published by the Pink Sheet LLC Electronic Quotation Service under the symbol “VSTN.PK.” During the last 12 months, the Shares have traded in a range of $1.50 to $5.80 per share (on a post-split basis to reflect a 1-for-2 reverse stock split effected on July 20, 2004). On March 25, 2005, the Company publicly announced its receipt of a proposal from Mr. Shustek relating to the Offer. The last recorded trade prior to the announcement occurred on March 21, 2005 and was at $2.55 per Share. On April 1, 2005, the last recorded trade was at $2.85 per Share.
Who should I call if I have questions about the Offer?

•	You may call Mr. Shustek at (702) 493-2104 if you have questions about the Offer.

To the Common Stockholders of Vestin Group, Inc.:
INTRODUCTION
      Michael V. Shustek hereby offers to purchase any and all outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Vestin Group, Inc., a Delaware corporation (the “Company”), at a price of $2.85 per Share, net to the seller in cash, less any required withholding of taxes and without payment of interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).
      Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Mr. Shustek pursuant to the Offer. Nonetheless, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, may be subject to a required back-up U.S. federal income tax withholding of 28% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Sections 3 and 5. Mr. Shustek will pay all charges and expenses of StockTrans, Inc., as depositary (the “Depositary”), incurred in connection with the Offer.
      A SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY, COMPRISED SOLELY OF DISINTERESTED DIRECTORS, HAS UNANIMOUSLY RECOMMENDED THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.
      Houlihan Valuation Advisors (“HVA”), an independent valuation firm, has delivered to the Special Committee its written report, dated March 21, 2005, regarding HVA’s opinion as to the fair value of the Shares. The full text of HVA’s written report, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as an Annex A to this Offer to Purchase. Stockholders are urged to read the full text of that report carefully.
      The Offer is not conditioned upon any minimum number of Shares being tendered and is not subject to the prior approval of the Company’s stockholders. The Offer is not subject to any conditions other than that there be no pending or threatened legal or regulatory proceeding challenging the legality, fairness or validity of the Offer. See Section 14.
      The Company has advised Mr. Shustek that 2,528,835 Shares were issued and outstanding on March 25, 2005. Mr. Shustek currently owns 2,051,350 Shares, representing approximately 81.1% of the issued and outstanding Shares of the Company. If, following the Offer the Company becomes eligible to de-register as a reporting company under the Exchange Act, then Mr. Shustek intends to seek such de-registration. If Mr. Shustek owns 90% or more of the outstanding Shares following completion of the Offer, then Mr. Shustek has committed to purchase the remaining Shares he does not own at $2.85 per Share pursuant to a short form merger under Section 253 of the Delaware General Corporation Law.
      THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.
SPECIAL FACTORS
      Purpose and Effect of the Offer. The purpose of the Offer is to acquire Shares which Mr. Shustek believes are undervalued and, if possible, to take the Company private. Mr. Shustek believes that the Shares are undervalued because of the thin trading market in the Shares. During the past 12 months, the average daily trading volume has been approximately 3,705 Shares. Since the Company was de-listed from Nasdaq and before the public announcement of the Offer, trading volume had further suffered and averaged approximately 434 Shares per day. A significant improvement in liquidity for the Shares is unlikely given the small public float and the fact that the Shares do not qualify for listing on a national securities exchange or an automated inter-dealer quotation system. Mr. Shustek believes that the volatility in operating results over the last several years and a pending SEC investigation have also contributed to the Shares being undervalued.
      Mr. Shustek believes that the Company could significantly reduce its general and administrative costs if it is no longer a reporting company under the Exchange Act. The Company currently spends approximately $750,000 per year for reporting, legal, accounting and compliance costs related to its obligations as a reporting company. Such costs are likely to increase materially as the internal control certification provisions of the Sarbanes-Oxley Act of 2002 become applicable to the Company in 2006. Mr. Shustek does not believe the costs associated with remaining a public company are justified in light of the Company’s limited resources and small stockholder base.
      Mr. Shustek has decided that this is an appropriate time to take the Company private, and he will purchase as many Shares as may be tendered pursuant to the Offer with the ultimate objective of taking the Company private. The transaction has been structured as an offer to purchase any or all Shares tendered, without a minimum condition, because Mr. Shustek is prepared to acquire as many Shares as may be tendered, even if that does not enable him to take the Company private.
      In the event that Mr. Shustek purchases Shares from a significant number of stockholders, the Company may become eligible to de-register as a reporting company under the Exchange Act. As of March 15, 2005, there were 564 holders of record of the Shares. The Company would be eligible to de-register if it has less than 300 stockholders. If the Company becomes eligible for de-registration, it is Mr. Shustek’s current intention to pursue de-registration. This would significantly and adversely affect the trading in and liquidity of the Shares. As a reporting company under the Exchange Act, the Company is obligated to prepare and file with the SEC annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K and proxy statements that comply with Section 14 of the Exchange Act. If such reports are no longer filed with the SEC, stockholders and potential investors may have difficulty obtaining current information about the Company, its results of operations, financial condition and business prospects. As a result, broker dealers are unlikely to trade the Shares and it may be very difficult for remaining stockholders to sell their stock. In addition, remaining stockholders will not have the benefit of certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 and other provisions of the federal securities laws.
      If Mr. Shustek owns at least 90% of the outstanding Shares following completion of the Offer, then Mr. Shustek will acquire the remaining Shares through a short form merger to be effected in accordance with the provisions of Section 253 of the Delaware General Corporation Law.
      Plans for the Company. The Company’s wholly owned subsidiary, Vestin Mortgage, Inc. (“Vestin Mortgage”), in its capacity as manager of the Funds, is currently in the process of preparing a proposal to convert each of its three publicly held funds (the “Funds”) into a real estate investment trust (“REIT”) and to list the shares of the REITs on a securities exchange. Mr. Shustek currently intends to continue to pursue this proposal. The proposal is in the planning stage; no documents have been filed with the SEC with respect to any conversion of the Funds into REITs. In order to effectuate the conversion, it will be necessary to prepare and file with the SEC a registration statement on Form S-4 for each new REIT that will include a Proxy Statement soliciting the approval of the members of the Funds. After completion of SEC review, soliciting materials would be disseminated to Fund members. Approval of each conversion will require the affirmative vote of members holding a majority of the outstanding units of the respective Fund. Non-votes will be the equivalent of no votes. At this time, no assurance can be given that Vestin Mortgage will proceed with the conversions, nor can any assurance be given that the conversions will be approved by the requisite majority vote. Moreover, it is possible that the SEC or the Internal Revenue Service (the “IRS”) could raise issues regarding the proposed conversions which would delay or prevent consummation of the proposed transactions. Finally, no application to list the REIT shares has been prepared or filed and no assurance can be given that the REIT shares will be listed on any securities exchange.
      If the conversions are successfully consummated and the REIT shares are listed, then investors in the Funds should be able to sell their REIT shares in the open market. Mr. Shustek anticipates that the REITs would not permit shareholders to withdraw in light of the liquidity afforded through listing on a securities exchange. This would enable the REITs to maintain their contributed capital, thereby increasing the monies available for investment in loans originated by Vestin Mortgage. As a result, the Company may enjoy higher revenues and improved profitability if the REIT conversions are successfully consummated. If the proposed conversions of the Funds into REITs are completed after Mr. Shustek takes the Company private, Mr. Shustek, as the sole owner of the Shares, would be the primary beneficiary of any improved profitability resulting from the conversions.
      Fairness of the Offer. Mr. Shustek believes that the Offer is fair to unaffiliated security holders for the following reasons:

•	the Offer Price represents a premium of $0.15, or 5.6%, over the high end of a valuation of the Shares prepared by an independent valuation firm;

•	the Special Committee of the Company’s Board of Directors, comprised solely of disinterested directors, has reviewed the Offer and unanimously agreed to recommend to stockholders that they accept the Offer;

•	there is no active trading market in the Shares, and no realistic prospect of an active trading market developing in the foreseeable future;

•	the Offer Price represents a premium of $0.15, or 5.6%, over the net book value of the Company as of December 31, 2004, assuming that all shares of the Series A Convertible Preferred Stock, $0.0001 par value, of the Company (the “Preferred Shares”) are converted into Shares;

•	the Company has not received any alternative firm offers from third parties;

•	the Company’s future performance depends upon its ability to access funds for investment in commercial mortgages and real estate, and the Company’s ability to access such funds has been impaired by the pending SEC investigation;

•	while the Company is pursuing certain steps to improve its business prospects, such as converting its three publicly held Funds into REITs, there is substantial execution risk in pursuing this strategy; and

•	stockholders will not have to pay brokerage fees or similar expenses if they directly tender their Shares to Mr. Shustek in the Offer.
      In evaluating the fairness of the Offer, Mr. Shustek has placed primary emphasis upon (1) the Valuation Report prepared by HVA and (2) the lack of a liquid market for the Shares. HVA are independent valuation experts. They have had no prior business dealings with Mr. Shustek, the Company or any of their respective affiliates. HVA conducted a thorough examination of the Company and concluded that the fair value of the Shares is between $2.35 to $2.70 per Share. The Valuation Report was based upon an analysis of the worth of the Company as a going concern. The Special Committee of the Board of Directors reviewed the Valuation Report and met with HVA to discuss their methodology and conclusions. Thereafter, the Special Committee unanimously recommended to the stockholders that they accept the Offer at $2.85 per Share.
      Mr. Shustek also placed significant weight upon the fact that there is no active trading market in the Shares. The Shares are currently quoted in the pink sheets; they are not eligible to trade on any national securities exchange or inter-dealer automated quotation system. Since the Company was de-listed from Nasdaq and before the public announcement of the Offer, trading volume had averaged 434 shares a day and there were many days when there was no trading. To the best of Mr. Shustek’s knowledge, there are no analysts following the Shares. Moreover, given the small public float, there is no realistic likelihood that an active trading market in the Shares will develop in the foreseeable future. As a result, stockholders wishing to dispose of their Shares face significant obstacles and any significant selling pressure could result in a material decline in the price of the Shares. The Offer provides stockholders with a unique opportunity to obtain liquidity in what otherwise might well prove to be an illiquid investment.
      Mr. Shustek accorded little weight to market prices. He believes that, in light of the very thin trading volume, market prices are not necessarily indicative of fair value. During the last 12 months, the Shares have traded in a range of $1.50 to $5.80 (on a post-split basis). On March 25, 2005, the Company publicly announced its receipt of a proposal from Mr. Shustek relating to the Offer. The last recorded trade prior to the announcement occurred on March 21, 2005 and was at $2.55 per Share. On April 1, 2005, the last recorded trade was at $2.85 per Share. Stockholders are urged to obtain a current market quotation for the Shares.
      As of December 31, 2004, stockholder’s equity of the Company was $7,903,094 and there were 2,528,835 Shares outstanding, resulting in a net book value of $3.13 per Share. However, the Company also had outstanding 458,675 Preferred Shares that are entitled to participate on an as-converted basis in any liquidation or sale of the Company. 403,634 Shares are issuable upon conversion of the Preferred Shares, which would result in a net book value of $2.70 per Share. Net book value may not necessarily be indicative of the fair value of the Company because book values do not necessarily reflect the value of the Company as a going concern. In fact, Mr. Shustek believes net book value has little, if any, bearing upon the fair value of the Company. Mr. Shustek has neither calculated nor received a report on the Company’s liquidation value. Accordingly, little weight was put on the Company’s net book value and no weight was put on liquidation value.
      No approval of the unaffiliated stockholders is required in connection with the Offer. Stockholders who elect to tender their Shares will not have the benefit of this procedural safeguard. Each stockholder will be able to make its own decision as to whether or not to sell its Shares to Mr. Shustek. It is plausible that the possibility of the Company de-registering will have a coercive effect on sellers of Shares. Mr. Shustek has attempted to partially alleviate that concern by stating that the Offer is not contingent upon a certain number of Shares being tendered. In addition, if he owns at least 90% of the outstanding shares following completion of the Offer, he has agreed to buy out the remaining Shares at $2.85 per Share.
      The Company has not received any firm offers by any unaffiliated persons during the past two years for the merger or consolidation of the Company, the sale or transfer of all or substantially all of the assets of the Company nor a purchase of the Company’s securities that would enable the holder to exercise control of the Company.
      HVA Valuation Report. The Board of Directors of the Company appointed a Special Committee, comprised solely of disinterested directors, to consider Mr. Shustek’s offer. In unanimously recommending to the Company’s stockholders to accept the Offer and tender their Shares pursuant to the Offer, the Special Committee received and reviewed a report prepared by Houlihan Valuation Advisors (“HVA”) entitled “Fair Value Determination of Vestin Group, Inc.” (the “Valuation Report”). The full text of the Valuation Report, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as an Annex A to this Offer to Purchase. Stockholders are urged to read the full text of that report carefully.
      After considering the Valuation Report, the Special Committee asked Mr. Shustek if he would commit to acquire any Shares remaining outstanding after completion of his tender offer at the same price of $2.85 per Share. Mr. Shustek advised that he would make this commitment if he owned at least 90% of the outstanding Shares following completion of the Offer and would agree to proceed with the Offer on this basis.
      On March 31, 2005, the Special Committee met again to review the final Valuation Report, which indicated a range of fair values of $2.35 to $2.70 per Share. A representative of HVA participated in a portion of the meeting and answered a number of questions regarding the factors considered in determining the fair value of the Shares. After considerable deliberations, the Special Committee then resolved to recommend to stockholders that they accept the proposed offer of $2.85 per Share and tender their Shares pursuant to the Offer.
      HVA was established in 1986 and has provided independent valuations for thousands of transactions. The firm has approximately 30 professional employees working in 10 offices across the country. The senior professional involved with the Valuation Report has conducted more than a thousand valuations in a 23 year career.
      HVA was initially engaged by the Company in February 2005 to prepare the Valuation Report. HVA has not had any prior business dealings with Mr. Shustek, the Company or any of their respective affiliates. HVA was first interviewed by the Special Committee in early 2004 when the Special Committee was considering hiring advisers to assist it in evaluating a possible offer from Mr. Shustek. At that time, the Special Committee interviewed several valuation firms but did not enter into any engagement agreement with HVA or any other valuation advisers. When Mr. Shustek indicated an interest in early 2005 in pursuing a tender offer, he advised the Special Committee that the Company had HVA prepare a valuation report. The Special Committee met separately with a representative of HVA and determined that it was satisfied HVA had the requisite competence and independence to prepare the Valuation Report. HVA’s fees are being paid by the Company; however, Mr. Shustek has agreed to reimburse such fees if for any reason he declines to proceed with the Offer.
      HVA undertook its assignment for the purpose of determining the fair value of the Shares in the context of an anticipated tender offer by Mr. Shustek. No limitations were placed on HVA’s analysis. HVA visited the Company’s headquarters, conducted due diligence interviews with Company management addressing historical performance as well as future prospects, reviewed SEC filings, reviewed audited financial statements for the five years ended December 31, 2004, reviewed internally prepared financial schedules, analyzed the outlook for the Company’s business sector as well as general economic conditions and conducted such other analyses and investigations as they deemed appropriate and consistent with accepted business valuation techniques. HVA concluded that the net realizable value for the Company’s assets fell below the going concern value of the Company and, accordingly, HVA did not utilize a net asset value approach. HVA also concluded that there were not comparable companies or transactions which would provide a meaningful guideline in valuing the Company. Therefore, HVA relied on a discounted cash flow analysis, adjusted to reflect risk factors specific to the Company.

1.	Terms of the Offer.
      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Mr. Shustek will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4. The term “Expiration Date” means 12:00 midnight, New York City time, on Monday, May 2, 2005, unless Mr. Shustek, in his sole and absolute discretion, extends the offering period for up to twenty business days during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended, expires.
      Mr. Shustek will publicly announce the results of the Offer, including the approximate number and percentage of Shares tendered prior to the Expiration Date, no later than the next business day after the Expiration Date.
      The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is not subject to stockholder approval or to any conditions, other than that there be no pending or threatened legal or regulatory proceeding challenging the legality, fairness or validity of the Offer as set forth in Section 14. If that condition is not satisfied, Mr. Shustek may:

•	delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction of the condition; or

•	terminate the Offer as to any Shares not then paid for.
      Mr. Shustek expressly reserves the right to increase the price per Share payable in the Offer and to make any other changes in the terms and conditions of the Offer; provided, Mr. Shustek may not decrease the price per Share payable in the Offer, reduce the maximum number of Shares to be purchased in the Offer, change the form of consideration to be paid in the Offer, impose additional conditions to the Offer, modify or amend any term or condition to the Offer in any manner materially adverse to the holders of the Shares or, except as required by any rule, regulation, interpretation or position of the SEC applicable to the Offer, change the expiration date of the Offer.
      Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Offer is extended. Any extension of the Offer may be effected by Mr. Shustek giving notice of such extension to the Depositary.

      Subject to the applicable rules and regulations of the SEC, Mr. Shustek expressly reserves the right, at any time or from time to time, to (i) terminate the Offer if the condition set forth in Section 14 has not been satisfied or (ii) otherwise amend the Offer, in each case by giving notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.
      Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which Mr. Shustek may choose to make any public announcement, Mr. Shustek shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.
      For purposes of the Offer, a “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.
      If Mr. Shustek extends the Offer, is delayed in his acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Mr. Shustek’s rights under the Offer, the Depositary may, nevertheless, on behalf of Mr. Shustek, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4. However, the ability of Mr. Shustek to delay the payment for Shares that he has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that Mr. Shustek pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.
      If Mr. Shustek makes a material change in the terms of the Offer or the information concerning the Offer, Mr. Shustek will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. If, prior to the Expiration Date, Mr. Shustek should decide to increase the consideration being offered in the Offer, such increase in the consideration being offered will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such increase in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such 10 business day period.
      The Company has provided Mr. Shustek with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.
      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Mr. Shustek will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Mr. Shustek expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law.

      In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary.
      The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Mr. Shustek may enforce such agreement against such participant.
      For purposes of the Offer, Mr. Shustek will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Mr. Shustek gives notice to the Depositary of Mr. Shustek’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Mr. Shustek and transmitting such payments to tendering stockholders whose Shares have been accepted for payment.
      UNDER NO CIRCUMSTANCES WILL INTEREST ON THE OFFER PRICE FOR THE SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.
      If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.
      Mr. Shustek reserves the right to transfer or assign, in whole or from time to time in part, to one or more of his affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Mr. Shustek of his obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.
      Valid Tenders. In order for a stockholder validly to tender Shares pursuant to the Offer, either:

•	the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date; or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below.

      Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.
      Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.
      Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, in the form made available by Mr. Shustek, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery.
      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.
      Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a Book-Entry

Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary.
      THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, RECEIPT OF A BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.
      The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Mr. Shustek’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Mr. Shustek upon the terms and subject to the conditions of the Offer.
      Determination of Validity. ALL QUESTIONS AS TO THE VALIDITY, FORM, ELIGIBILITY (INCLUDING TIME OF RECEIPT) AND ACCEPTANCE FOR PAYMENT OF ANY TENDER OF SHARES WILL BE DETERMINED BY MR. SHUSTEK, IN HIS SOLE AND ABSOLUTE DISCRETION, WHICH DETERMINATION SHALL BE FINAL AND BINDING ON ALL PARTIES. Mr. Shustek reserves the absolute right to reject any and all tenders determined by him not to be in proper form or the acceptance for payment of which may, in the opinion of his counsel, be unlawful. Mr. Shustek also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. NO TENDER OF SHARES WILL BE DEEMED TO HAVE BEEN VALIDLY MADE UNTIL ALL DEFECTS AND IRREGULARITIES HAVE BEEN CURED OR WAIVED TO THE SATISFACTION OF MR. SHUSTEK. None of Mr. Shustek or the Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Mr. Shustek’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.
      Appointment. By executing the Letter of Transmittal as set forth above, a tendering stockholder will irrevocably appoint designee(s) of Mr. Shustek as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Mr. Shustek and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Mr. Shustek accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designee(s) of Mr. Shustek will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Mr. Shustek reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Mr. Shustek’s acceptance for payment of such Shares, Mr. Shustek must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.
      Backup Withholding. Under the “Backup Withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments made pursuant to the Offer. In order to prevent U.S. backup federal income tax withholding with respect to payments to certain stockholders of the offer price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding by completing the substitute Form W-9 in the Letter of Transmittal or alternative certification described in the Letter of Transmittal. See Instruction 8 of the Letter of Transmittal and Section 5 below.

4.	Withdrawal Rights.
      Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Mr. Shustek pursuant to the Offer, may also be withdrawn at any time after May 30, 2005.
      For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.
      If Mr. Shustek extends the Offer in his sole and absolute discretion, is delayed in his acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Mr. Shustek’s rights under the Offer, the Depositary may, nevertheless, on behalf of Mr. Shustek, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.
      Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 at any time prior to the Expiration Date.
      ALL QUESTIONS AS TO THE FORM AND VALIDITY (INCLUDING TIME OF RECEIPT) OF ANY NOTICE OF WITHDRAWAL WILL BE DETERMINED BY MR. SHUSTEK, IN HIS SOLE AND ABSOLUTE DISCRETION, WHOSE DETERMINATION WILL BE FINAL AND BINDING. NONE OF MR. SHUSTEK, THE DEPOSITARY OR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION.

5.	Material United States Federal Income Tax Considerations.
      The following is a summary of certain United States federal income tax consequences of the Offer to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of the Company. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of the Company in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers, individual retirement accounts and other tax deferred accounts, and persons who hold their Shares as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any stockholder of the Company who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation or a foreign estate or trust, nor does it consider the effect of any foreign, state, local or other tax laws or estate or gift tax considerations. This discussion does not discuss the United States federal income tax consequences to those who hold their Shares through an entity treated as a partnership or other pass-through entity for United States federal income tax purposes. No ruling as to any matter discussed in this summary has been requested or received from the United States Internal Revenue Service.
      Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.
      The exchange of Shares for cash pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a stockholder who sells Shares pursuant to the Offer will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder’s capital losses. Capital gain recognized by a corporate taxpayer will be subject to tax at the rates applicable to that corporation. Capital losses recognized by an individual in any tax year may be used to offset capital gains for that year plus up to $3,000 in ordinary income for that year. Capital losses not utilized in any taxable year by an individual may be carried forward indefinitely and allowed to offset capital gains plus $3,000 of ordinary income in any future taxable year. Capital losses recognized by a corporation upon the sale of capital assets are allowed only to the extent of gains from the sale of capital assets. Capital losses not utilized in any taxable year by a corporation generally must first be carried back and applied against capital gains in the three preceding taxable years and then may be carried forward and allowed to the extent of capital gains in the five succeeding taxable years.
      A stockholder whose Shares are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3.

6.	Price Range of Shares.
      The Shares are currently quoted in the pink sheets published by the Pink Sheet LLC Electronic Quotation Service under the symbol “VSTN.PK.” The Shares were traded on the Nasdaq National Market until June 29, 2004 when the Shares were transferred to the Nasdaq SmallCap Market. From June 29, 2004 through February 3, 2005, the Shares were traded on the Nasdaq SmallCap Market. Effective February 4, 2005, the Shares were delisted from the Nasdaq SmallCap Market because the Company failed to meet the continued listing standards with respect to number of Shares held by non-affiliates. The following is the high and low bid quotations for the Shares for each quarter for the past two years on a pre- and post-split basis to reflect the 1-for-2 reverse stock split effected on July 20, 2004.

	Pre-split		Post-split

	High	Low	High	Low

2005
First Quarter	$1.55	$1.25	$3.10	$2.50
2004
First Quarter	$2.92	$1.42	$5.84	$2.84
Second Quarter	$2.90	$1.52	$5.80	$3.04
Third Quarter	$2.26	$0.75	$4.52	$1.50
Fourth Quarter	$5.00	$2.58	$10.00	$5.16
2003
First Quarter	$7.00	$5.20	$14.00	$10.40
Second Quarter	$6.01	$2.92	$12.02	$5.84
Third Quarter	$3.70	$2.22	$7.40	$4.44
Fourth Quarter	$3.15	$1.85	$6.30	$3.70
      On March 25, 2005, the Company publicly announced its receipt of a proposal from Mr. Shustek relating to the Offer. The last recorded trade prior to the announcement occurred on March 21, 2005, and was at $2.55 per Share. On April 1, 2005, the last recorded trade was at $2.85 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning the Company.
      General. The Company is primarily engaged in the commercial mortgage brokerage business. The Company arranges loans to owners and developers of real property whose financing needs are not being met by traditional mortgage lenders. The underwriting standards and length of time required by traditional mortgage lenders, such as commercial banks, results in certain potential borrowers who are unable or unwilling to go through the process required by traditional lenders. As a non-conventional lender, the Company focuses on the needs of borrowers unable or unwilling to meet the more restrictive requirements of traditional lenders. When evaluating prospective borrowers, the Company will typically focus on the value of collateral, which reduces the paperwork and time needed to evaluate other factors.
      The Company conducts its operations primarily through Vestin Mortgage, Inc., a wholly owned subsidiary (“Vestin Mortgage”). Vestin Mortgage operates as a mortgage broker licensed in the state of Nevada. Vestin Mortgage is engaged in the brokerage and placement of commercial loans secured by real property. Vestin Mortgage’s primary operations consist of the brokerage and placement of commercial, construction, acquisition and development, land, and residential mortgage loans secured by real property as well as managing three publicly held funds, Vestin Fund I, LLC (“Fund I”), Vestin Fund II, LLC (“Fund II”), Vestin Fund III, LLC (“Fund III”), collectively referred to as the “Funds,” and an entity owned by Mr. Shustek, inVestin Nevada, Inc. (“inVestin Nevada”’). The Funds and inVestin Nevada invest in mortgage loans. Fund III also invests in real property.
      Vestin Capital, Inc., a wholly owned subsidiary of the Company (“Vestin Capital”), serves as the broker dealer on the sale of units for the Funds and also provides administrative services. Vestin Capital does not receive any commissions from the sale of units for the Funds. Rather, Vestin Capital receives an administrative fee from Vestin Mortgage related to the maintenance of investor files and general investor services.
      The Company was originally incorporated in Delaware on June 2, 1998 under the name Sunderland Acquisition Corporation. The Company changed its name to Vestin Group, Inc. on July 3, 2000. The Company’s principal executive offices are located at 8379 W. Sunset Road, Las Vegas, Nevada 89113. Its telephone number is (702) 227-0965. A detailed discussion of the Company’s businesses appears in its Annual

Report on Form 10-KSB for the fiscal year ended December 31, 2004, filed with the SEC on March 24, 2005. This and other reports are available at the offices and/or website of the SEC. See “— Available Information” below.
      Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s website at http://www.sec.gov. Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.
      Summary Financial Information. Set forth below is certain summary financial information for the Company as excerpted from the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, filed with the SEC on March 24, 2005, and the Company’s Annual Report on Form 10-KSB/ A for the fiscal year ended December 31, 2003, filed with the SEC on April 14, 2004, as amended on Form 10-KSB/ A-2, filed with the SEC on August 4, 2004. More comprehensive financial information is included in such reports and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

	For the Years Ended December 31,

	2004	2003	2002

Statements of operations data
Revenues	$27,995,912	$23,080,565	$31,904,304
Expenses	23,040,936	30,902,439	25,905,806

Income (loss) before provision (benefit) for income taxes	4,954,976	(7,821,874)	5,998,498
Provision (benefit) for income taxes	1,739,323	(2,620,607)	2,166,660

Net Income (loss)	$3,215,653	$(5,201,267)	$3,831,838

Earnings (loss) per common share — basic	$0.99	$(1.16)	$0.54

Earnings (loss) per common share — diluted	$0.77	$(1.16)	$0.34

Statements of cash flows data
Operating activities	$3,408,024	$2,464,280	$7,573,837

Investing activities	$5,411,246	$5,967,684	$(5,456,691)

Financing activities	$(7,839,623)	$(8,823,926)	$(3,370,811)

	For the Years Ended December 31,

	2004	2003	2002

Balance sheet data
Cash	$3,110,702	$2,131,055	$2,523,017
Investments in mortgage loans on real estate	34	843,035	8,874,643
Investments in real estate held for sale	1,993,840	7,036,203	5,980,509
Other assets	9,231,734	11,105,066	11,459,009

Total assets	$14,336,310	$21,115,359	$28,837,178

Liabilities	$6,433,216	$11,212,900	$12,492,998

Preferred stock, $.0001 par value	$46	$90	$91
Common stock, $.0001 par value	252	532	532
Additional paid-in capital	4,659,599	9,767,187	8,922,885
Treasury stock	—	(544,305)	—
Retained earnings	3,243,197	678,955	7,420,672
Accumulated other comprehensive loss	—	—	—

Total stockholders’ equity	$7,903,094	$9,902,459	$16,344,180

Total liabilities and stockholders’ equity	$14,336,310	$21,115,359	$28,837,178

Shares of preferred stock outstanding	458,675	897,800	907,800

Shares of common stock outstanding	2,528,835	5,328,340	5,324,340

      The Company’s book value per Share as of December 31, 2004 was $3.13. However, assuming that all outstanding Preferred Shares are converted into Shares, then the book value per Share would be $2.70.
      There is no ratio of earnings to fixed assets. No pro forma information has been provided as there are no transactions currently contemplated and potential purchases of Shares by Mr. Shustek will not have a material effect on the financial statements of the Company.

8.	Certain Information Concerning Mr. Shustek.
      General. Mr. Shustek has been Chairman of the Board of Directors, Chief Executive Officer and a director of the Company, and a director of Vestin Mortgage, since April 1999. In February 2004, Mr. Shustek became the President of the Company. Mr. Shustek also serves on Vestin Mortgage’s loan committee. In 2003, Mr. Shustek became the Chief Executive Officer of Vestin Mortgage. In 1995, Mr. Shustek founded Del Mar Mortgage, Inc., and has been involved in various aspects of the real estate industry in Nevada since 1990. Mr. Shustek currently owns 2,051,350 Shares, representing approximately 81.1% of the issued and outstanding Shares of the Company. Mr. Shustek also owns warrants to acquire 1,250,000 Shares exercisable immediately at the exercise prices specified below. Mr. Shustek’s business address is 8379 West Sunset Road, Las Vegas, Nevada 89113, and his business telephone number is (702) 227-0965.
      Mr. Shustek has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) nor has he been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Mr. Shustek is a citizen of the United States.
      Except as set forth in this Offer to Purchase, Mr. Shustek has not had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to

Purchase, there have been no contacts, negotiations or transactions between Mr. Shustek on the one hand and the Company or its affiliates on the other hand concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.
      In December 1999, the Company entered into an employment agreement with Mr. Shustek to serve as its Chief Executive Officer. Pursuant to the agreement, Mr. Shustek is entitled to receive a minimum annual salary of $720,000 and such additional salary as the Company’s Board of Directors deems appropriate. Mr. Shustek is also entitled to receive an automobile allowance in the amount of $1,000 per month during the term of his employment agreement. The agreement additionally provides that Mr. Shustek is to receive warrants to purchase up to 250,000 Shares each year during the term of the agreement. The agreement would have terminated on November 30, 2002, but continues for successive one year periods unless either the Company or Mr. Shustek provides thirty days’ notice.
      Mr. Shustek received a grant of 250,000 warrants at an exercise price of $3.00 per share in 2004, 500,000 warrants at an exercise price of $2.03 per share in 2003 and 500,000 warrants at an exercise price of $7.02 per share in 2002 pursuant to his employment agreement.
      During the year ended December 31, 2003, Vestin Mortgage sought reimbursement from Mr. Shustek of approximately $694,000 related to various legal fees and expenses incurred by Vestin Mortgage in connection with certain litigation (the “Desert Land Case”). Pursuant to his indemnification commitment to Vestin Group and Vestin Mortgage dated as of December 31, 2003, Mr. Shustek reimbursed the entire amount through the assignment of collateralized mortgage obligations totaling $325,375 and the relief of $368,273 in debt owed to a company wholly owned by Mr. Shustek. Mr. Shustek reimbursed an additional $81,836 related to various legal fees and expenses incurred by Vestin Mortgage in the Desert Land Case in 2004.
      The Company entered into an agreement with Planned Licensing, Inc, a Nevada corporation (“PLI”’), Joseph Namath (“Namath”) and James Walsh (“Walsh”), a former director of the Company, whereby the parties have agreed as follows: (i) the Company purchased the 400,000 shares (800,000 shares pre-split) of its common stock held by Namath and Walsh (the “PLI Shares”) and originally issued to PLI on July 12, 2004 upon the exercise by PLI of the warrant issued on January 10, 2001, (ii) PLI’s warrant dated January 10, 2001 to purchase 200,000 shares (400,000 shares pre-split) of the Company’s common stock at $9.20 per share ($4.60 per share pre-split) was terminated, (iii) the license agreement dated January 10, 2001 (the “License Agreement”) by and between the Company and PLI was terminated, subject to the continuation of certain insurance obligations and indemnification obligations, and (iv) the parties mutually release each other from liability in connection with the License Agreement. In consideration for the foregoing, the Company agreed to pay the sum of $1,600,000. The transaction closed on January 5, 2005. The cash consideration was borrowed by the Company in December 2004 from Shustek Investments, Inc., a Nevada corporation wholly owned by Mr. Shustek. The terms of the loan are monthly payment of interest only at the rate of eight percent (8%) per annum with the entire principal balance due one year from the execution of the promissory note. The loan was secured by a pledge of the PLI Shares.
      In December 2004, the principal amount of the loan was reduced by $383,315 as a result of a setoff of certain amounts due from Mr. Shustek to the Company. In March 2005, the principal amount of the loan was further reduced by $1,140,000 when Mr. Shustek purchased the PLI Shares at $2.85 per Share in exchange for cancellation of the aggregate purchase price from the principal balance on the note. The current balance on the note is $76,685.
      Amounts due from inVestin Nevada, totaling $129,527, related to management fees earned by Vestin Mortgage. Such amounts bear no interest and are due on demand. In October 2002, inVestin Nevada, a corporation wholly-owned by Mr. Shustek, was created as an additional funding source for the Company to raise $100,000,000 through the sale of subordinated notes to Nevada residents. Vestin Mortgage has entered into an agreement to provide management services to inVestin Nevada whereby Vestin Mortgage will receive a monthly management fee equal to the first four percent (4%) of revenues earned by inVestin Nevada above the average aggregate interest paid to the debenture holders. During the years ended December 31, 2004 and

2003, Vestin Mortgage earned $102,808 and approximately $161,000, respectively, relating to the agreement. During March 2004, this balance was paid off in full.
      During the year ended December 31, 2003, the Company purchased $0.7 million in loans from inVestin Nevada. The Company also sold $0.7 million in loans to inVestin Nevada for the same period. The Company did not purchase any loans from, or sell any loans to, inVestin Nevada during the year ended December 31, 2004.
      Amounts due to inVestin totaling $218,654 related to loan origination fees shared by inVestin during the year ended December 31, 2004 pursuant to the agreement to provide management services which states that inVestin will receive a pro-rata share of the origination fees charged on loan in which it participates.
      During the years ended December 31, 2004 and 2003, the Company paid approximately $899,250 and $1,017,000, respectively, to C5, LLC, a company wholly owned by Mr. Shustek, pursuant to an Aircraft Usage Agreement. The agreement allows the Company to use an airplane on a preferred basis over any other proposed user. The Company used the airplane primarily for marketing and lending activities. The Company is required to pay a monthly fee based on an hourly rate of $3,000 per hour for the first 10 hours and $2,500 per hour for each hour thereafter. The Company is required to make a minimum monthly payment equivalent to 16 hours of usage ($45,000). The terms of the agreement were approved by the Company’s Board of Directors. The Company believes based upon a review of aircraft rental rates that the terms of the Aircraft Usage Agreement are fair and reasonable to the Company.
      During 2003, the Company paid approximately $28,000 to King Air, LLC, a company owned jointly by Mr. Shustek, related to the use of an airplane for company travel. The Company did not make any payments to King Air, LLC during 2004.
      The Company has investments in collateralized mortgage obligations with Del Mar Mortgage, Inc., which is a company wholly owned by Mr. Shustek, totaling $434,375 as of December 31, 2004.
      During 2004, the Company sold $0.3 million in loans to LTD, Inc., an entity wholly owned by Mr. Shustek.
      On August 21, 2002, the Company’s Board of Directors determined to seek new premises for the offices of the Company. The Board of Directors determined that the Company was not interested in purchasing a building. Mr. Shustek advised the Board of Directors that he would be interested in acquiring a property which might be suitable to lease to the Company as its new premises. The Board of Directors agreed that Mr. Shustek could pursue such an opportunity providing that lease rates and other terms of the lease agreement were at market standards. On March 15, 2003, Mr. Shustek, through a wholly owned company, acquired unimproved real estate located in Las Vegas, Nevada. On March 31, 2003, Mr. Shustek sold the company which owned the real estate in Las Vegas. Mr. Shustek has advised the Company that he made a profit of approximately $1 million in connection with the sale. The unrelated party proceeded to build an approximately 41,000 square foot office building on the site. On March 31, 2003, the Company entered into a ten year triple net lease, to take effect August 1, 2004. The lease rate is $1.75 per square foot, or an aggregate monthly rental of $71,645. In May 2004, Fund III entered into an agreement to purchase the building. Accordingly, Fund III will be the Company’s landlord. Vestin Mortgage obtained a review of the lease terms by an independent third party which concluded that the lease rate represents a reasonable market rate reasonable to both parties.
      Mr. Shustek has entered into a Securities Pledge and Control Agreement between the Michael Shustek Trust and The CIT Group/ Equipment Financing, Inc. dated December 30, 2002, pursuant to which Mr. Shustek pledged 550,000 shares of his stock to secure a loan with The CIT Group/ Equipment Financing, Inc. for the benefit of C5, LLC, another company wholly owned by Mr. Shustek. Mr. Shustek has also entered into a Stock Pledge and Security Agreement by and among Michael V. Shustek in his individual capacity and as trustee of the Michael V. Shustek Trust u/t/a dated February 14, 1994, Capital One, LLC and John K. Baldwin dated August 25, 2003, pursuant to which Mr. Shustek has pledged 2,000,000 shares of his stock (on a pre-split basis) to secure a loan with Capital One, LLC and John K. Baldwin for the benefit of C5, LLC.

Upon an event of default the shares subject to each of the above agreements the lender would be entitled to, among other things, exercise voting rights or dispose of the securities.
      Available Information. Pursuant to Rule 14d-3 of the Exchange Act, Mr. Shustek has filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO includes within it the information required by the SEC’s Statement on Schedule 13E-3 relating to “going private” transactions pursuant to Rule 13e-3 of the Exchange Act. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Schedule TO and the exhibits thereto are also available to the public on the SEC’s website at http://www.sec.gov. Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

9.	Source and Amount of Funds.
      Mr. Shustek will need approximately $1,360,832 to purchase all issued and outstanding Shares that he does not already own and approximately an additional $150,000 to pay related fees and expenses in connection with the Offer. Mr. Shustek intends to pay for all Shares validly tendered and not withdrawn in the Offer with his personal funds. The Offer is not subject to any financing condition.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.
      On December 22, 2003, the Company announced that Mr. Shustek had advised it of his interest in acquiring complete control of, and the entire interest in, the Company. The Board of Directors of the Company thereafter appointed a Special Committee comprised solely of independent directors to consider any transaction proposed by Mr. Shustek. The Special Committee engaged independent valuation advisers and independent legal counsel to advise it in connection with a potential offer by Mr. Shustek. On or about February 13, 2004, before substantive negotiations had begun with the Special Committee and before any valuation of the Company had been prepared for the Special Committee, Mr. Shustek advised the Special Committee that he was no longer prepared to pursue an acquisition of all the Company shares he did not own.
      There were no material negotiations with the Special Committee during this time frame. Prior to any negotiations commencing, Mr. Shustek determined that the transaction contemplated was too cost prohibitive given the cost of third party advisors, such as lawyers, investment bankers, and accountants, especially in light of the size of the transaction. Mr. Shustek did not at the time receive any valuation data from any independent valuation advisors or investment bankers.
      Subsequently, in the second quarter of 2004, Mr. Shustek purchased 91,350 shares of the Company’s common stock with a purchase price of $2.30 per share on a pre-split basis through privately negotiated transactions. Mr. Shustek advised the Board of Directors of these purchases, but did not seek the Board’s approval or consent with respect to such purchases. Mr. Shustek has made no other purchases of the Company’s stock in the past two years.
      On August 23, 2004, Mr. Shustek filed a Schedule 13E-3 Transaction Statement (“Schedule 13E-3”) with the SEC in which he described his intention to continue to make privately negotiated purchases of Shares because he believed the Shares were undervalued. The filing discussed the possibility that such purchases could result in the Company being delisted from the Nasdaq SmallCap Market and deregistering as a reporting company under the Exchange Act. Mr. Shustek ceased his private purchases of Shares at the time he filed the Schedule 13E-3. No further purchases were made by Mr. Shustek in accordance with the plans set forth in the Schedule 13E-3 because of the position of the SEC staff that each subsequent purchase would constitute a 13E-3 transaction requiring a separate filing with the SEC.
      In January and February 2005, Mr. Shustek orally advised the Board of Directors that he was considering making a tender offer to acquire any and all Shares not owned by him. The Board reconstituted its Special Committee consisting of the three disinterested members of the Board. On March 3, 2005, Mr. Shustek orally advised the Board that he was considering an all cash tender offer at $2.85 a Share. The Special Committee held a meeting on that date to consider Mr. Shustek’s non-binding proposal. At the meeting, the Special Committee considered a number of issues, including the lack of liquidity in the Shares and the fact that it would be highly unlikely that an alternative proposal would be obtainable from a third party in light of Mr. Shustek’s control of more than 50% of the outstanding Shares. The Special Committee also reviewed a preliminary report prepared by Houlihan Valuation Advisors (“HVA”) entitled “Fair Value Determination of Vestin Group, Inc.” (the “Valuation Report”). The Valuation Report indicated a range of fair values for the Shares of $2.35 to $2.70 per Share. After reviewing the preliminary Valuation Report, the Special Committee asked HVA to consider certain additional facts regarding the Company’s future prospects.
      On March 10, 2005, the Special Committee held another meeting to consider the non-binding proposal of Mr. Shustek. A representative of HVA participated in the meeting and answered a number of questions raised by the Special Committee. At the completion of this meeting, the Special Committee decided to consider all the information presented and meet the following day for further discussions. On March 11, 2005, the Special Committee met again and following the meeting advised Mr. Shustek that it had tentatively concluded it would recommend that the Company’s stockholders accept an offer at $2.85 per Share, subject to review of the final Valuation Report.
      On March 24, 2005, the Committee held another meeting during which it reviewed the Valuation Report. A representative of HVA participated in the meeting and answered a number of questions regarding the Valuation Report. After considering the Valuation Report, the Special Committee asked Mr. Shustek if he would commit to acquire any Shares remaining outstanding after completion of his tender offer at the same price of $2.85 per Share. Mr. Shustek advised that he would make this commitment if he owned at least 90% of the outstanding Shares following completion of the tender offer and would agree to proceed with the Offer on this basis.
      On March 31, 2005, the Special Committee met again to review the final Valuation Report, which indicated a range of fair values of $2.35 to $2.70 per Share. A representative of HVA participated in a portion of the meeting and answered a number of questions regarding the factors considered in determining the fair value of the Shares. After considerable deliberations, the Special Committee then resolved to recommend to stockholders that they accept the proposed offer of $2.85 per Share and tender their Shares pursuant to the Offer.

11.	Purpose of the Offer; Plans for the Company.
      Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The Shares acquired will be retained by Mr. Shustek. Mr. Shustek may transfer the Shares to a holding company wholly owned by Mr. Shustek.
      If Mr. Shustek purchases Shares from a significant number of stockholders, the Company may become eligible to de-register as a reporting company under the Exchange Act. As of March 15, 2005, there were 564 stockholders of record of the Shares. The Company would be eligible to de-register if it has less than 300 stockholders. If the Company becomes eligible for de-registration, it is Mr. Shustek’s current intention to pursue de-registration.
      If Mr. Shustek owns at least 90% of the outstanding Shares following completion of the Offer, then Mr. Shustek will acquire the remaining Shares through a short form merger to be effected in accordance with the provisions of Section 253 of the Delaware General Corporation Law.
      Appraisal Rights. Under Delaware Law, holders of Shares do not have dissenters’ rights as a result of the Offer. If you do not tender your Shares in the Offer and Mr. Shustek owns at least 90% of the outstanding Shares following completion of the Offer, you will be entitled to dissenters’ rights under Delaware Law in connection with the short form merger. If the short form merger is undertaken, record stockholders of the Company who have not tendered their Shares will have certain rights under the Delaware General Corporate Law (the “DGCL”) to an appraisal of, and to receive payment in cash for the fair value of, their Shares. Stockholders who perfect appraisal rights by complying with the procedures set forth in Section 262 of the

DGCL (“Section 262”) will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the short form merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation. In addition, such stockholders may be entitled to receive payment of a fair rate of interest from the date of consummation of the short form merger on the amount determined to be the fair value of their appraisal Shares. Any holder of Shares who has duly demanded an appraisal in compliance with Section 262 will not, from and after the effective time of the short form merger, be entitled to vote the Shares subject to such demand for any purpose or to receive payment of dividends or other distributions on those Shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective time of the short form merger).
      If stockholders are entitled to appraisal rights, the preservation and exercise of appraisal rights are conditioned upon strict adherence to the applicable provisions of the DGCL. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262. If Mr. Shustek owns at least 90% of the outstanding Shares following completion of the Offer and proceeds with a short form merger, stockholders will receive additional information concerning the appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.
      Plans for the Company. Mr. Shustek currently plans to operate the Company consistent with its past operating policies. Mr. Shustek believes that the Company will save approximately $750,000 per year in reporting, legal, accounting and compliance costs if it is no longer a reporting company under the Exchange Act. Such cost savings may facilitate payment of future dividends on the Shares.
      The Company’s wholly owned subsidiary, Vestin Mortgage, in its capacity as manager of the Funds, is currently in the process of preparing a proposal to convert each of the Funds into a real estate investment trust (“REIT”) and to list the shares of the REITs on a securities exchange. Mr. Shustek currently intends to continue to pursue this proposal. The proposal is in the planning stage; no documents have been filed with the SEC with respect to any conversion of the Funds into REITs. In order to effectuate the conversion, it will be necessary to prepare and file with the SEC a registration statement on Form S-4 for each new REIT that will include a Proxy Statement soliciting the approval of the members of the Funds. After completion of SEC review, soliciting materials would be disseminated to Fund members. Approval of each conversion will require the affirmative vote of members holding a majority of the outstanding units of the respective Fund. Non-votes will be the equivalent of no votes. At this time, no assurance can be given that Vestin Mortgage will proceed with the conversions, nor can any assurance be given that the conversions will be approved by the requisite majority vote. Moreover, it is possible that the SEC or IRS could raise issues regarding the proposed conversions which would delay or prevent consummation of the proposed transactions. Finally, no application to list the REIT shares has been prepared or filed and no assurance can be given that the REIT shares will be listed on any securities exchange.
      If the conversions are successfully consummated and the REIT shares are listed, then investors in the Funds should be able to sell their REIT shares in the open market. Mr. Shustek anticipates that the REITs would not permit shareholders to withdraw in light of the liquidity afforded through listing on a securities exchange. This would enable the REITs to maintain their contributed capital, thereby increasing the monies available for investment in loans originated by Vestin Mortgage. As a result, the Company may enjoy higher revenues and improved profitability if the REIT conversions are successfully consummated. If the proposed conversions of the Funds into REITs are completed after Mr. Shustek takes the Company private, Mr. Shustek, as the sole owner of the Shares, would be the primary beneficiary of any improved profitability resulting from the conversions.
      Except as set forth in this Offer to Purchase, Mr. Shustek has no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, relocation of any operations of the Company or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries, (iii) any material change in the Company’s present indebtedness, capitalization or dividend policy, (iv) any change in the present board of directors or management of the Company, (v) any other material change in the Company’s corporate structure or business, (vi) any class of equity securities of the Company being delisted from a national stock exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of the Company becoming eligible for termination or registration under Section 12(g)(4) of the Exchange Act or (viii) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act.

12.	Certain Effects of the Offer.
      Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Mr. Shustek. Mr. Shustek cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.
      Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated.
      Mr. Shustek currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

13.	Dividends and Distributions.
      Any determination to pay dividends is at the discretion of the Company’s Board of Directors and will depend upon the Company’s financial condition, results of operations, capital requirements, limitations contained in loan agreements and such other factors as the Board of Directors deems relevant. No dividends were paid on the Shares in 2003 or 2004. According to the Company’s Certificate of Designation, holders of the Preferred Shares are entitled to receive, when, as and if declared by the Board of Directors, dividends in an amount to be determined by the Board of Directors, but not less than 0.83% of the original issue price per annum (initially set at $10) and not more than 10% of the original issue price per annum, prior and in preference to any declaration or payment of any dividends on Shares, which may be paid in cash or in Shares and are not cumulative. During 2004, the Company declared dividends on the Preferred Shares in the aggregate amount of $651,411, or $0.08 per share. During 2003, the Company declared dividends on Preferred Shares in the aggregate amount of $901,911, or $0.12 per share.

14.	Condition of the Offer.
      Notwithstanding any other provision of the Offer, subject to applicable SEC regulations, Mr. Shustek will not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of or, the payment for, any tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Offer), and may terminate the Offer as to any Shares not then paid for, if, at any time on or after April 5, 2005, and prior to the Expiration Date:

•	there shall have been instituted, threatened or be pending any action before any governmental entity challenging the legality, fairness or validity of the Offer;

•	any governmental entity shall have enacted or promulgated, or threatened to enact or promulgate, any statute, rule, regulation or law that prohibits or makes illegal the commencement, making or consummation of the Offer; or

•	an order or injunction of a court of competent jurisdiction or other governmental entity shall be in effect or threatened precluding the commencement, making or consummation of the Offer.

15.	Certain Legal Matters; Regulatory Approvals.
      General. Mr. Shustek is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 15, based on his examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Mr. Shustek is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Mr. Shustek’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Mr. Shustek as contemplated herein. Should any such approval or other action be required, Mr. Shustek currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Mr. Shustek does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, or other substantial conditions complied with, any of which could cause Mr. Shustek to elect to terminate the Offer without the purchase of Shares hereunder under certain conditions. See Section 14.
      State Takeover Statutes. Mr. Shustek is not aware of any state takeover laws or regulations which are applicable to the Offer and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer, Mr. Shustek will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Mr. Shustek might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Mr. Shustek might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, Mr. Shustek may not be obligated to accept for payment or pay for any tendered Shares. See Section 14.
      United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is not subject to such requirements because Mr. Shustek currently owns in excess of 50% of the Company’s issued and outstanding voting stock.
      The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Mr. Shustek pursuant to the Offer. Mr. Shustek’s obligations under the Offer is subject to the condition that no action or proceeding shall be threatened, instituted or pending challenging Mr. Shustek’s acquisition of the Shares. Accordingly, if any such action or proceeding by the Antitrust

Division, the FTC or any other person should be threatened, instituted or pending, Mr. Shustek could decline to purchase any Shares tendered. In addition, at any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. Mr. Shustek does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

16.	Fees and Expenses.
      Mr. Shustek has retained StockTrans, Inc. to be the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.
      Mr. Shustek will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Mr. Shustek for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.
      Mr. Shustek estimates that his costs in connection with the Offer will be approximately $150,160, consisting of the following:

Filing fees:	$160
Legal fees:	$100,000
Printing and mailing expenses:	$50,000
      All such fees, except for the fees of HVA for the Valuation Report, will be paid by Mr. Shustek. The Company will pay for the fees of HVA of approximately $30,000; however, Mr. Shustek has agreed to reimburse such fees if for any reason he declines to proceed with the Offer.

17.	Miscellaneous.
      The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Mr. Shustek may, in his sole discretion, take such action as he may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.
      No person has been authorized to give any information or to make any representation on behalf of Mr. Shustek not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.
      Pursuant to Rule 14d-3 of the Exchange Act, Mr. Shustek has filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO includes within it the information required by the SEC’s Statement on Schedule 13E-3 relating to “going private” transactions pursuant to Rule 13e-3 of the Exchange Act. In addition, the Company has filed with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Special Committee with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 7 above.
Michael V. Shustek
April 5, 2005

      Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:
The Depositary for the Offer is:
StockTrans, Inc.
By Manually Signed Facsimile Transmission
(for Eligible Institutions only):
(610) 649-7302
Confirm by Telephone:
(610) 649-7300
By Overnight Courier, Mail or Hand:
StockTrans, Inc.
44 W. Lancaster Avenue
Ardmore, PA 19003-1350

ANNEX A
FAIR VALUE DETERMINATION
OF
VESTIN GROUP, INC.
Prepared by:
HOULIHAN VALUATION ADVISORS
650 Town Center Drive
Suite 550
Costa Mesa, CA 92626
(714) 668-0272

March 21, 2005
To the Committee of
     Independent Directors
Vestin Group, Inc.
8379 W. Sunset Road
Las Vegas, NV 89113
Gentlemen:
      We understand that a transaction is contemplated (the “Transaction”) whereby the President, Chief Executive Officer, Chairman, and majority shareholder of Vestin Group, Inc. (hereinafter sometimes referred to as “Vestin” or the “Company”) will make a tender offer to acquire the outstanding shares of common stock of the Company held by minority shareholders. You have requested that HVA prepare an independent analysis expressing our conclusions regarding the fair value of the common stock of Vestin as of a current date. We understand that our conclusions will be used to determine a fair price to be offered in the Transaction and assist the Board of Directors of the Company in recommending the offer.
      The term “fair value” as used herein, is defined as the amount at which the shares of common stock of the Company in their entirety would change hands between a willing buyer and a willing seller, each having reasonable knowledge of all relevant facts, neither being under compulsion to act, with equity to both.
      Vestin, operating through wholly owned subsidiaries, is primarily engaged as a commercial mortgage brokers, arranging loans to owners and developers of real property whose financing needs are not being met by traditional mortgage lenders. Commercial loans originated by Vestin are primarily funded by three publicly held investment funds that the Company manages. The Company’s offices are located in Las Vegas, Nevada. Ownership in the Company is represented by 2,528,835 shares of common stock and 458,675 shares of Series A convertible preferred stock issued and outstanding. The Company’s common stock is publicly held and had been listed on the Nasdaq National Market; however, the Company did not meet minimum value standards and was transferred to the Nasdaq Small Cap Market and eventually delisted. The Company’s attempts to be quoted on the OTCBB have been declined until more information becomes available and can be provided on the ongoing SEC investigation. Accordingly, the Company is currently trading only over the counter on the Pink Sheets.
      In preparing our conclusions, we have conducted various reviews and analyses as outlined herein and have utilized financial and other information provided by the Company, as well as other sources. We have assumed, without independent verification, the accuracy and completeness of all information supplied to us with respect to our analysis. We have further assumed that the financial information provided to us correctly reflects the results of operations for the Company for the time periods covered in accordance with generally accepted accounting principles consistently applied.
      In our analysis of the Company, we have utilized valuation techniques and methodologies we deem appropriate under the circumstances. In determining the Company’s aggregate equity value, we valued the Company as a going concern based on the income generating ability of its combined assets, rather than on the basis of individual asset values. Specifically, we have employed a discounted cash flow approach to arrive at our conclusion of value for the aggregate equity, on an enterprise basis.

      Based upon the investigation, premises, provisos and analyses outlined herein, and subject to the “Statement Of Limiting Conditions And Certification” (Appendix A), it is our opinion that, as of the date of this report, the fair value of the common stock of Vestin Group, Inc. is reasonably stated in the aggregate amount ranging from Five Million Nine Hundred and Fifty Thousand ($5,950,000) to Six Million Eight Hundred Thousand Dollars ($6,800,000) or in the per share amount ranging from Two Dollars and Thirty-Five Cents ($2.35) to Two Dollars and Seventy Cents ($2.70).
HOULIHAN VALUATION ADVISORS
Glenn Garlick, ASA
Principal
Bret A. Tack, ASA
Principal

Introduction
Background and Purpose
      We understand that a transaction is contemplated (the “Transaction”) whereby the President, Chief Executive Officer, Chairman, and majority shareholder of Vestin Group, Inc. (hereinafter sometimes referred to as “Vestin” or the “Company”) will make a tender offer to acquire the outstanding shares of common stock of the Company held by minority shareholders. HVA has prepared an independent analysis expressing our conclusions regarding the fair value of the common stock of Vestin as of a current date. We understand that our conclusions will be used to determine a fair price to be offered in the Transaction and assist the Board of Directors of the Company in recommending the offer. The purpose of our engagement was to prepare an independent analysis expressing our conclusions regarding the fair value of the common stock of Vestin Group, Inc. (hereinafter collectively referred to as “Vestin” or the “Company”) as of a current date.
Scope of Investigation
      In connection with this analysis, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

•	Visited the Company’s headquarters and corporate offices in Las Vegas, Nevada;

•	Had due diligence discussions with management regarding the history and nature of the Company, as well as current and future prospects;

•	Reviewed recent public filings for the Company, including its Annual Report and Form 10-K filings for the years ended December 31, 2003 and 2004;

•	Reviewed audited financial statements for the Company the five years ended December 31, 2004, as well as various internally prepared financial schedules;

•	Reviewed the prospectuses and other public filings related to Vestin Fund I, LLC; Vestin Fund II, LLC; and Vestin Fund III, LLC;

•	An analysis of general economic conditions, as well as the outlook for the industry in which the Company operates; and

•	other such analyses and investigations which we deemed appropriate and consistent with accepted business valuation techniques.
      We have assumed, without independent verification, the accuracy and completeness of all information supplied to us with respect to our analysis. We have assumed that the financial information provided to us correctly reflects the results of operations for the time periods covered, in accordance with generally accepted accounting principles consistently applied.
Valuation Overview
Governing Principles
      The term “fair value” as used herein, is defined as the amount at which the shares of common stock of the Company in their entirety would change hands between a willing buyer and a willing seller, each having reasonable knowledge of all relevant facts, neither being under compulsion to act, with equity to both.
      The value of a business enterprise (or its operating net assets) is a derivative of the earning power of the company and the ability to convert this earning power into value. Valuation is based on the fundamental premise that value today is the present worth of expected future benefits. Earning power is related to rates of return expected in the financial markets for various types of investment alternatives, with consideration given to the past history, expected growth rates and risk in determining value.

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      The following factors, among others, are widely held as key factors that should be considered as influencing the value of a business enterprise:

•	the nature and history of the business operations;

•	the economic outlook in general and the condition and outlook of the specific industry of the business in particular;

•	the financial condition of the business and the book value of the company’s stock;

•	the earnings capacity of the company;

•	the dividend or cash flow generating capacity of the business;

•	intangible values such as goodwill, patents, etc.

•	prior sales of stock and the relative size of the ownership interest to be appraised; and

•	the market price of companies engaged in the same or similar lines of business having their stocks actively traded in a free and open market.
      A determination of value of business operations will depend upon the circumstances in each case and no formula can be devised that will be generally applicable to the multitude of different valuation issues arising from case to case.
      Depending upon the circumstances in each case, certain factors may carry more weight than others because of the differing nature of each business.
Overview of Valuation Approaches
      The value of an operating company or of the net assets that make up a business enterprise are generally determined based upon consideration of the following three valuation approaches: the net asset value approach, the market approach and the income approach; each of which has many variations or derivative methods.
      The net asset value approach considers the underlying value of the company’s individual assets net of its liabilities. Generally, net asset value is the resulting stockholders’ equity obtained by adjusting the assets and liabilities on the company’s current balance sheet to their estimated market values.
      This approach is particularly useful for valuing asset holding companies whose earnings may be small relative to their underlying asset value. Real estate holding companies, investment companies and natural resource companies are usually valued on the basis of net asset value. However, the value of most operating companies is based upon the aggregate return that can be generated by the combined assets in the form of revenues, earnings and cash flow rather than on the basis of individual asset values. Thus, net asset value is generally a key determinant of value for an operating company only when the net realizable value of the individual underlying assets is greater than the value derived collectively from the assets as currently employed in the business (in other words, when no goodwill exists). Even then, consideration must be given to whether the subject interest being valued is in a position to compel liquidation or other transaction in which the net asset value would be realized.
      Unlike the net asset approach, the market and income approaches are based on the income generating ability of the combined assets as part of a going concern. Individual asset values are of only secondary concern as asset protection in the event that the company’s fortunes decline to the point where liquidation is desirable.
      The market approach (or market multiple approach) considers the market value of business enterprises similar to the subject company, as observed either in the trading price of publicly traded companies or in the acquisition price of public or private companies. Market multiples are derived from the indicated market value relative to various measures of income for those businesses. The comparative company market multiples are applied to the subject company’s normalized level of income after being adjusted for the subject company’s investment risk profile relative to the comparative companies. The normalization of income for the subject

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company involves analyzing financial results over a time frame, which accounts for fluctuations in the subject company’s business cycle and is representative of future prospects. Normalized income should be based on representative operating results, adjusted for any income or expense items of an extraordinary, nonrecurring or (in some cases) discretionary nature. The riskiness of the subject company relative to the comparative companies is based on consideration of a wide range of qualitative and quantitative factors, including size, leverage, profitability, growth prospects, quality and depth of management, etc.
      The income approach involves determining the net present value of expected future returns (typically net cash flow) to be generated by the business utilizing a discount rate that reflects the risks inherent in receiving those returns. The discount rate (or required rate of return) is determined based upon an analysis of observable required rates of return in the public marketplace for similar investments.
      When long-term financial forecasts are available, the present value of projected net cash flow for individual periods as well as an estimated terminal value at the end of the projection period are determined in a discounted cash flow analysis. In the absence of long-term projections, current net cash flow is often capitalized by a capitalization rate derived from a perpetual growth model such as the Gordon Growth Model. While more simple in its application, the Gordon Growth Model operates on the same conceptual premise as the discounted cash flow approach — determining the net present value of expected future cash flow.
Selection of Valuation Approaches for the Net Assets
      In our analysis of Vestin, we have considered the income and cash flow capabilities of the Company and have evaluated the risks and returns of the Company as a going concern. A prospective investor’s primary concern with enterprise assets is normally not with their individual values, but with their adequacy to generate future benefits (i.e. cash flow).
      In the case of Vestin, the Company does not have a substantial investment in tangible assets, and we do not believe that an investor would value Vestin on the basis of net asset value. In our opinion, the net realizable value of the Company’s assets on a liquidated basis falls below the going concern value of the Company. The net asset value approach makes no provision for the potential goodwill and other intangible asset value that may have been created by the Company over time. As a result, we did not utilize the net asset approach in our valuation of Vestin. We have also not relied on the market approach in our analysis. We were unable to identify publicly traded companies or transactions involving companies engaged in a similar line of business or effected by similar risk characteristic to a degree that would provide a meaningful guideline in valuing Vestin. Accordingly, we have relied primarily on the income approach in our analysis.
      In developing indications of value utilizing the income approach, we performed a discounted cash flow analysis based on projected operating results and future cash flows based on discussions with management and our analysis of historical financial results. The projected cash flows along with a provision for a terminal value at the end of the projection period were discounted to the present utilizing a risk adjusted required rate of return (see Discounted Cash Flow Analysis section).
Company Overview
Background
      Vestin was originally incorporated in Delaware on June 2, 1998 under the name Sunderland Acquisition Corporation. The Company changed its name to Vestin Group, Inc. on July 3, 2000. The Company is primarily engaged in the commercial mortgage business, arranging loans to owners and developers of real property whose financing needs are not being met by traditional mortgage lenders.
      Vestin conducts its brokerage operations primarily through its wholly owned subsidiary, Vestin Mortgage, Inc. (“Vestin Mortgage”), a commercial mortgage broker licensed in the state of Nevada. Vestin Mortgage’s primary operations consist of the brokerage and placement of commercial, construction, acquisition and development, land and residential mortgage loans secured by real property. Vestin Mortgage also manages

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three publicly held funds: Vestin Fund I, LLC, Vestin Fund II, LLC, and Vestin Fund III, LLC (referred to collectively as the “Funds”).
      Another wholly owned subsidiary, Vestin Capital Inc. (“Vestin Capital”), serves as the broker dealer on the sale of units, as well as providing administrative services, for the Funds. Vestin Capital does not receive any commissions from the sale of units, but instead receives an administrative fee from Vestin Mortgage (which is eliminated on consolidation). Vestin Capital is now only selling new units for Fund III and has substantially curtailed its fund raising activities due to the difficulty in raising capital with the recent poor performance of the Funds.
      The Company also owns two other wholly owned subsidiaries, Vestin Advisors, Inc. and JLS Advertising. Vestin Advisors, Inc. serves as a licensed trust company for individual retirement accounts of investors in Vestin products. JLS Advertising in an advertising company for Vestin.
      The Company generates revenues through loan placement fees on its brokered loans, loan extension fees charged to borrowers who desire to extend the term of their loans, and loan servicing fees for administering the loans. Loan placement fees typically range between 2 and 5 percent of the principal amount of the loan. The loan placement fee is a competitive fee and will vary based upon competition and local market conditions. Loan extension fees can be up to 6 percent of the outstanding principal on the loan as determined by law, but will also vary based on local market conditions. The servicing fee is an annual fee of up to 0.25 percent of the outstanding principal of each loan.

Services
      Vestin primarily brokers loans that are secured by first or second mortgages on real property. These loans are categorized as non-conventional loans and divided into the following groups: raw and unimproved land loans, acquisition and development loans, construction loans, commercial property loans, residential and bridge loans.
      Raw and unimproved loans make up approximately 15 to 25 percent of the total loans brokered by Vestin. The decision to broker these loans usually depends on the appraised value of the property and the borrower’s actual capital investment in the property. Vestin generally brokers loans with a face value of up to 60 percent of the as-if developed appraised value of the property. It is usually also required that the borrower have invested at least 25 percent of the property’s value in property capital expenditures.
      Acquisition and development loans make up approximately 10 to 25 percent of the total loans brokered. These loans allow the borrowers to complete the basic infrastructure and development of their property prior to the construction of actual buildings or structures. This type of development includes installing utilities, sewers, water pipes and streets. Vestin generally brokers loans with a face value of up to 60 percent of the appraised value of the property in these cases.
      Construction loans make up approximately 10 to 70 percent of the total loans brokered. These loans provide funds for the construction of buildings or structures on the land. These loans are typically offered after work in the previous phase of the project has been completed and verified by an independent inspector. Vestin generally brokers loans with a face value of up to 75 percent of the appraised value of the property in these cases.
      Commercial property loans make up approximately 20 to 50 percent of the total loans brokered. These loans provide funds to allow commercial borrowers to make improvements or renovations to the property to increase the income of the property so it will qualify for institutional refinancing. Vestin brokers loans with a face value of up to 75 percent of the appraised value in these cases.
      Residential loans make up a very small percentage of the loans brokered by the Company. These loans facilitate the purchase or refinance of one to four family residential properties, as long as one of the units on the property is used as the borrower’s primary residence. Vestin places loans up to 75 percent of the appraised value in these cases.

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      Finally, bridge loans make up approximately 15 percent of Vestin’s loans. These loans provide interim financing (up to six months) to allow commercial borrowers to qualify for permanent refinancing. Vestin places loans up to 75 percent of the appraised value of the property in these cases.
      In order to secure one of these loans, the borrower needs collateral, including a first deed of trust, a second deed or trust, or a leasehold interest. The majority of loans placed are secured by a first deed of trust, up to 10 percent are secured by a second deed of trust, and up to 20 percent of the loans are secured by a leasehold interest.
      The loans brokered usually require the borrowers to execute promissory notes on behalf of the Funds. The Funds then receive monthly interest payments from these promissory notes. The general terms of the loans brokered include a one to seven year maturity date (though most loans have a one year term), regular interest payments, and a balloon payment of principal paid in full at the end of the term. In addition to brokering loans, Vestin is also involved in processing loan applications, funding loans and servicing loans.
      In the event of a default of loans, Vestin will initiate foreclosure activity on the property securing the loan. As a result of the foreclosure, Vestin will own the property and then seek to sell the property acquired as quickly as possible.
Customers
      Vestin’s customers consist of borrowers who don’t meet the requirements to borrow from other conventional mortgage lenders or brokers. These requirements include certain underwriting standards or length of time required.
      While most of the loans tend to be in the Western United States, the Company attempts to originate loans throughout the entire United States.
Marketing/Sales/Promotion
      The Company has a wholly owned subsidiary, JLS Advertising, which was formed solely for the purpose of providing advertising buying power for the marketing efforts of Vestin. Vestin’s sales and marketing has historically primarily consisted of advertising and public relations related to raising capital for the Funds. Sales and marketing expenses decreased from $11.7 million in 2003 to $4.4 million in 2004. This decrease is primarily due to the Vestin’s cost cutting efforts put into place January 2004 as a result of reduced money raising efforts.
      In 2001, the Company had consummated a license agreement with Joe Namath, an NFL Hall of Fame inductee, to act as a spokesperson for the Company for a period of five years. In consideration, Mr. Namath was compensated $1.0 million annually and received warrants to purchase shares of common stock. Certain warrants vested immediately and were exercised at $.01 per share. The Company has entered into an agreement terminating the license agreement with Mr. Namath and any outstanding warrants, and providing for the purchase of shares issued in connection with warrants that had previously been exercised. The Company agreed to pay the sum of $1.6 million in consideration for the foregoing. The cash consideration was borrowed by the Company from Michael Shustek, the Company’s president, chief executive officer, and majority shareholder.
Competition
      The primary competition Vestin faces comes from non-conventional mortgage lenders that offer short-term, equity-based loans. These loans are issued on an accelerated basis for slightly higher fees and rates than conventional lenders. Secondary competition comes from conventional mortgage lenders and investors such as commercial banks, mortgage brokers and pension funds.
      Competition in this market depends on the price and interest rates of the loan, speed of the loan processing, cost of capital, reliability, quality of service and support services. Vestin is considered to be at a

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disadvantage to many of these companies, which have substantially greater financial, technical and other resources.
Loan Sources
      The Company’s business activity depends on having access to funding sources that are prepared to invest in mortgage loans which the Company brokers. Originally, Vestin relied on individual investors and other participating lenders to supply funds. In order to expand its business, the Company formed and raised money for the Funds, which are now the Company’s only significant source of funds for the loans originated. Fund I completed its offering in June 2001 and had total assets of approximately $87.5 million as of December 31, 2004. Fund II completed its offering in June 2004 and had total assets of approximately $384.5 million as of December 31, 2004. Fund III was declared effective by the SEC on November 7, 2003 and the marketing of $100 million of Fund III units has commenced. Fund III will invest and operate in multifamily, assisted living, office, industrial and retail property. It will also invest in mortgage loans where collateral is real property.
      The Company’s ability to attract investors for the Funds depends on a variety of factors including general economic conditions, the condition of real estate markets, the availability of alternative investment opportunities, and the Company’s reputations. Through mid-2003, the Company had little difficulty selling Fund units, with the Company raising capital for the Funds at a rate of over $15 million per month. However, the Company is limited by its small size and relatively limited operating history. Over the past year and a half, rates of return paid to members of the Funds have declined dramatically due to increasing amounts of non-performing loans. In addition, unit values have been decreasing due to write-offs resulting from foreclosures. These factors, along with the pending SEC investigation of the Company, have caused members to lose confidence in Funds I and II and start requesting redemptions of their units. Redemptions are limited by the Funds’ operating agreements and prospectuses to up to 10 percent of the aggregate number of units in each calendar year. Nevertheless, substantial redemptions have severely hampered the Company’s business operations. As a result of the large number of unit liquidation requests that were received, Funds I and II were required to redeem the maximum number of units allowable in 2003, 2004, and 2005 effectively reducing the size of Funds I and II by 30 percent. The waiting list for members wishing to redeem currently extends to 2015. The Company is currently attempting to convert the Funds into Real Estate Investment Trusts (REITs). This would have the effect of creating a market for Fund shares and halting redemptions some time after 2005. However, it is uncertain as to whether the SEC will permit such a conversion and whether the required approval of 51 percent of total outstanding Fund units will be received.
Management of the Funds
      Vestin Mortgage is the manager of the Funds, which are all Nevada limited liability companies. Vestin Mortgage evaluates prospective investments, selects the mortgages or properties for the funds to invest in, and makes all investment decisions. Vestin Mortgage is also responsible for all administrative matters, including accounting, taxes and legal requirements. Vestin Mortgage receives an annual management fee of up to 0.25 percent of the aggregate capital contributions to the Funds per annum, but has the sole discretion to waive its management fee.
Facilities
      The Company moved its executive offices to 8378 W. Sunset Road in Las Vegas, Nevada during 2004. The offices total approximately 42,000 square feet and house the marketing, loan processing and administrative personnel. The offices are leased from VF III HQ, LLC, which is a wholly-owned subsidiary of Fund III. The lease agreement is set to expire in March 2014. The base rent for the offices is $72,824.50 per month. The office space is more than Vestin currently requires. Accordingly, the Company will be subleasing much of this space.

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Employees
      As of February 1, 2004 Vestin and its subsidiaries employed 30 employees, including one part-time employee. Of these employees, five are involved in identifying, arranging, and servicing loans. Five other employees facilitate the operations of the broker dealer, and the remaining twenty employees perform general and administrative, information technology and marketing functions.
Ownership
      Ownership is represented by 2,528,835 shares of common stock issued and outstanding. As of February 5, 2005, there were approximately 145 shareholders of record of the Company’s common stock. The Company’s common stock is publicly held and had been listed on the Nasdaq National Market; however, the Company did not meet minimum value standards and was transferred to the Nasdaq Small Cap Market and eventually delisted. The Company’s attempts to be quoted on the OTCBB have been declined until more information becomes available and can be provided on the ongoing SEC investigation. Accordingly, the Company is currently trading only over the counter on the Pink Sheets.
      In addition, the Company has 458,675 shares of Series A convertible preferred stock issued and outstanding (out of 937,800 shares issued in 2001). The preferred stock is entitled to a dividend equal to 10 percent of the original purchase price of $10 per share and is convertible into the Company’s common stock, at the option of the holder, at a conversion price of $12.16 per share. The preferred stock is redeemable at the Company’s option at a redemption price of $11.00 per share. During 2004, the Company redeemed over 430,000 shares at the $11.00 redemption price.
Legal
      Vestin, Vestin Mortgage, and Del Mar Mortgage, Inc. (a company wholly owned by Mr. Shustek) were named as defendants by Desert Land L.L.C. in a civil action suit. On April 10, 2003, the United States District Court for the District of Nevada entered judgment jointly and severally in favor of Desert Land based on the court’s finding that Del Mar Mortgage received an unlawful penalty fee from the plaintiffs. The defendants filed a motion for reconsideration, which was denied by the court. On August 13, 2003, the court held that the defendants are liable for the judgment in the amount of $5,683,312.19. Michael Shustek personally posted a cash bond for $5,830,000 without any cost or obligation to Vestin or Vestin Mortgage. On September 12, 2003 all of the defendants appealed the judgment to the United States Court of Appeals for the Ninth Circuit.
      Additionally, during the year ended December 31, 2004, Vestin purchased the right to receive the proceeds of a personal loan guarantee related to a foreclosed loan for $3,565,795 from Fund II. A summary judgment motion was filed in the U.S. District Court for the Southern District of Texas seeking a judgment against the loan guarantors. A ruling on this motion has not yet been granted. If the motion is not granted, Vestin plans to litigate the matter in the U.S. District Court.
      The Company has been the subject of an informal investigation by the SEC since December of 2003. The investigation became a formal investigation in December 2004. The Company has fully complied with the numerous requests for documents and employee appearances, but is currently unaware of the depth and scope of the issues sought by the SEC nor the actions that the SEC may recommend, if any. The ongoing investigation has had a negative impact on the Company’s ability to broker loans and has restricted the Company’s ability to be quoted on the OTCBB.
Industry Overview
      The current and prospective economic conditions as of the valuation date, both in the national economy and in the industry or industries within which the company operates, are important factors that influence the valuation of a business enterprise. Because the Company is involved in commercial loan brokerage for commercial real estate loans, we have reviewed the commercial lending industry, as well as activity in the construction industry, as part of our analysis. A review of the general economy is provided in Appendix B. We

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utilized sources that were available as of the valuation date, including: Standard & Poor’s Industry Surveys — Trends & Projections, U.S. Department of Labor publications, Energy Information Agency of the Department of Energy publications, U.S. Department of Commerce data, Federal Reserve Board releases, California Department of Finance publications, and California Association of Realtors reports, publications from the Mortgage Bankers Association, the U.S. Census Bureau and the Federal Reserve.
Commercial Loan Industry
      During the third quarter of 2004, commercial mortgage loans showed continued growth in mortgage originations. Commercial mortgage bankers originated $34.1 billion in loans, up 15.2 percent from the same quarter in 2003 and up 2.3 percent from the second quarter of 2004. Although 2003 set new records in loan origination levels, it is expected that 2004 will perform even better.
      One of the main reasons for the high loan origination levels comes from low interest rates. Although interest rates have started to slowly rise again, they reached record low levels during 2003 and 2004. The following chart illustrates the average interest rates for treasury constant maturities:

	Dec-04	Dec-03	% change

6-month	2.50	1.01	147.5%
1-year	2.67	1.31	103.8%
2-year	3.01	1.91	57.6%
3-year	3.21	2.44	31.6%
5-year	3.60	3.27	10.1%
7-year	3.93	3.79	3.7%
10-year	4.23	4.27	-0.9%
20-year	4.88	5.11	-4.5%

      Investors who held the loan originations in a portfolio showed increases in loan originations through the third quarter of 2004. On the other hand, loan originations to commercial mortgage-backed securities (CMBS) conduits declined through the third quarter of 2004. Office property loan originations increased by 20 percent from the third quarter of 2003, while retail property loan originations increased by 22 percent compared with the same period.
      Commercial banks hold the largest share of commercial mortgages, with about 43 percent of the total. Commercial mortgage-backed securities (CMBS) pools are the second largest holders, with about 18 percent of the total. Commercial banks had the largest increase in their holdings of commercial mortgage debt during the third quarter 2004. The following table shows commercial mortgage loan origination volume by investor type:

	$ Volume				Avg Loan Amount
	($ in millions)	% of Total	# of Loans	% of Total	($ in millions)

Conduits	9,361	27.4%	787	21.5%	11.9
Commercial Banks	8,225	24.1%	1,260	34.4%	6.5
Life Insurance Companies	7,390	21.6%	631	17.2%	11.7
Fannie Mae	3,114	9.1%	277	7.6%	11.2
Freddie Mac	2,067	6.1%	198	5.4%	10.4
FHA	474	1.4%	109	3.0%	4.3
Pension Funds	509	1.5%	24	0.7%	21.2
Credit Companies	164	0.5%	24	0.7%	6.8
Other	2,845	8.3%	351	9.6%	8.1

      The Federal Reserve Board’s October 2004 Senior Loan Officer Opinion Survey showed that 26 percent of all commercial bank respondents reported that demand for commercial real estate loans was moderately

8

stronger over the past three months. Five percent said that it was substantially stronger, 9 percent said that it was weaker and 60 percent said it was about the same.
      “Hard money” brokers, such as Vestin, specialize in providing expedited loan approval to non-conventional borrowers requiring short-term funding for risky real estate development projects. Such loans are collateralized by trust deeds on property, with loan-to-value ratios typically based on appraisals of the underlying real property on a hypothetical “as-if-developed” basis. Such loans are substantially more risky than conventional loans and provide higher loan origination fees and interest rates. In recent years, with a declining interest rate environment, competition has increased, with borrowers having greater access to funds through conventional lenders, and the placement of loans has become increasingly more difficult. As a result, loan origination fees and the rate of return (interest rate) on loans have trended downward.
Construction Industry
      Fueling the growth of commercial lending is the significant increase in construction of nonresidential properties over the past year. Total nonresidential construction reached a seasonally adjusted annual rate of $464.3 billion during December 2004, an increase of 7.7 percent over December 2003 and an increase of 1.6 percent over November 2004. Commercial construction was the third largest component of nonresidential construction, behind educational and highway/ street construction. Commercial construction reached a seasonally adjusted annual rate of $67.642 billion during December 2004, an increase of 10.9 percent over December 2003 and an increase of 0.2 percent over November 2004.
      Residential construction in the U.S. reached a seasonally adjusted annual rate of $567.574 billion during December 2004, an increase of 9.6 over the same period a year earlier and an increase of 0.7 percent over the month earlier.
Financial Review
      When valuing a business enterprise, it is important to analyze its historical financial performance. This generally serves as an indicator of both the business’ current financial condition and expected future financial performance.
      In the case of the Company, we were provided with audited financial statements for the Company four years ended December 31, 2003 and unaudited internally prepared financial statements for the year ended December 31, 2004, as well as various internally prepared financial schedules for 2003 and 2004. We have accepted this financial information, without verification, as correctly representing the results of operations and financial position of the Company for the time period covered.
      A summary of the Company’s historical financial statements, and certain financial ratios derived therefrom, can be found in Exhibit 1 (Comparative Summary Balance Sheet), Exhibit 2 (Comparative Summary Income Statement) and Exhibit 3 (Comparative Financial Ratio Analysis).
Historical Balance Sheet Review
      Exhibit 1 shows the Company’s summary balance sheets as of December 31, 2000 through 2004. Our review of the Company’s balance sheets indicates the following:

•	The Company’s cash level declined in 2002 and 2003, but increased in 2004 due to the Company borrowing $1.6 million from its majority shareholder. Shortly after year-end, the Company used $1.6 million of its cash to purchase shares with the termination of the license agreement with Mr. Namath. Management indicates that the amount of cash held by the Company following the buyout of Mr. Namath is necessary for working capital purposes to maintain the operations of the Company.

•	Accounts receivable represent extension, interest and loan placement fees earned, but not yet collected. Accounts receivable have declined in each of the past two years reflecting declining business activity and a reduction in the accounts receivable collection period.

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•	Amounts due from related parties primarily consist of management fee receivables from the Funds. The Company has elected to allow the collection of fees to stretch to nearly two years. It is anticipated that the Company will reduce related party receivables to normal terms.

•	The Company’s fixed assets are fairly modest consisting primarily of computers and other office equipment, and leasehold improvements. Fixed assets increased in 2004 owing to unusually high leasehold improvements and other capital expenditures related to the Company’s move to new facilities during the year.

•	Investments in real estate relate to the properties the Company has acquired through foreclosure and is in the process of liquidating. As of December 31, 2004, real property includes two properties: raw land in Utah valued at $1.65 million and raw land in Las Vegas valued at $344,000.

•	Other investments consist primarily of the Company’s investments in the Funds. The Company’s units are illiquid due the long wait list for redemptions and will not likely be liquidated until the Funds are ultimately dissolved.

•	The Company has historically made investments in some of the mortgage loans it has originated. As of December 31, 2004, the Company’s investments in mortgage loans was nearly nil and is not anticipated to continue in the future.

•	In addition to normal accounts payable and accrued liabilities, the Company’s most significant liabilities are notes payable. As of December 31, 2004, interest bearing notes payable include $1.0 million to Fund II, approximately $1.0 million to the Company’s Chief Executive Officer, and $140,000 in third party notes payable. The $1.0 promissory note payable to Fund II was issued in 2004 in connection with the Company’s purchase of the right to receive the proceeds of a personal loan guarantee related to a foreclosure loan. The Company borrowed $1.6 million from its Chief Executive Officer, Michael Shustek, in order to fund the buy-out of Mr. Namath’s licensing agreement and shares of common stock. The amount was offset by a receivable from Mr. Shastek and totaled $1,052,000 as of December 31, 2004. The debt was retired in exchange for the 400,000 shares of common stock acquired from Mr. Namath.

•	In addition to notes payable, the Company’s interest bearing debt included capital lease obligations totaling approximately $87,000.

•	Non-interest bearing notes payable to related parties consists of two notes payable to entities controlled by the Company’s Chief Executive Officer related to the vacant land held by the Company that it had acquired through foreclosures. These amounts, totaling approximately $1.375 million, will be paid off with the sale of the properties.

•	Additional paid-in capital declined substantially in 2004 owing to the redemption of preferred stock and the purchase of shares of common stock held by Mr. Namath, the former public relations spokesperson for the Company.

•	The Company’s reported total stockholders’ equity totaled $6,313,000 as of December 31, 2004. Subtracting the redemption value of the Company’s outstanding preferred stock of $5,045,000 indicates a remaining net book value of only $1,268,000 for the Company’s common stock.
Historical Income Statement Review
      Exhibits 2 shows the Company’s summary income statements for the five years ended December 31, 2000 through 2004. Our review of the Company’s Income Statements indicates the following:

•	Total revenues increased nearly 40 percent in 2001 and nearly 50 percent in 2002 due to large increases in loan placement fees, extension fees, and loan servicing fees from loan originations, as well as increasing management fees from managing the Funds. During this period the Company grew as a result of increasing loan funding sources due to the capital raised for Funds I and II. In addition, the Company was able to sell loans to private investors and other participating lenders.

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•	During 2003, while loan extension fees grew, loan placement fees and loan servicing fees declined due to a decline in loans originated. The Company’s ability to attract investors began to suffer in 2003 as the rate of return paid to members of the Funds declined during the year resulting in a decline of funds available for loan origination. Further, The decrease in the amount of loans placed was also related to a slowdown in borrowing demand within the Company’s market segment due to competition in the market allowing conventional lenders, such as banks, to make loans to borrowers that would normally be in the Company’s target market.

•	In 2004, loan origination fees declined slightly, despite an increase in loans placed from $267 million in 2003 to $283 million in 2004, owing to declining average loan placement fee per loan. Extension fees increased 18 percent in 2004. Loan servicing fees declined over 40 percent in 2004 owing to a decrease of approximately 33 percent in loans being serviced in 2004. This decrease is attributable to the redemptions from Funds I and II, as well as from increasing non-performing loans held by the Funds. With continued redemptions from members of the Funds, total loan origination, extension, and servicing fees will continue to deteriorate over time.

•	Management fees have generally increased over the period analyzed with increasing capital raised for the Funds. With the scheduled redemptions by the Funds’ members, management fees will decline in the future.

•	In the period from 2000 to 2003, the Company recorded interest income primarily from the investment of its own funds in mortgage loans. With the Company no longer investing its own funds in loans, interest income declined dramatically in 2004.

•	Total revenues increased in 2004 due to extraordinary gains from the settlement of a lawsuit and from the sale of real estate. During 2002, the Company purchased the right to receive proceeds from a loan guarantee related to a foreclosure loan from Funds I and II. The Company elected to write-off the full amount paid for this right due to the uncertainties inherent in litigation and the enforcement of judgments to collect on the guarantee. During 2004, the Company entered into a legal settlement with the guarantors of the loan to recover shortfalls resulting from the foreclosure and subsequent sale of the associated real estate. The settlement resulted in revenue of $5.85 million which came in the form of cash in the amount of $2.3 million and land valued at $3.6 million. The Company subsequently sold the land and recorded a gain of $73,000. The Company also recorded a gain of $353,000 from the sale of a condominium project obtained in a foreclosure.

•	Sales and marketing expenses primarily relate to the raising of capital for the Funds. Due to extensive capital raising activities, sales and marketing expenses increased dramatically through 2003. With capital raising activities substantially reduced, sales and marketing costs declined substantially in 2004 and, with continued cost cutting, will be substantially lower in 2005.

•	General and administrative expenses generally increased through 2003. With declining business activity, the Company began cost cutting measures in 2004 contributing to a modest decline in general and administrative expenses. The full effect of cost cutting will not be felt until 2005. Most notably the Company has reduced its headcount from over 80 people to approximately 30. Offsetting declining payroll costs in 2004 were increases in legal costs associated with increased litigation and the SEC investigation, and nonrecurring lease buyout costs associated with the Company’s move to a new location in 2004. Accounting costs, consulting fees, travel expenses, and office rent will decline substantially in 2005, along with further reductions in payroll costs.

•	Other expenses include a $1.45 million valuation adjustment related to two real estate properties acquired in held for resale. The Company also recorded a valuation loss on investment totaling $3.566 million in 2004 due to the write-off of rights to a legal judgment acquired by the Company from Fund II related to the right to receive the proceeds of a personal loan guarantee on a foreclosed loan. The Company paid cash of approximately $2.566 million and issue a promissory note for $1.0 million. The Company subsequently wrote-off the full amount paid for the right and does not expect to recover. These are all considered to be nonrecurring expenses.

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Projections
      Financial projections are an important facet of the valuation analysis because, regardless of a company’s historical performance, a prospective buyer of the company’s securities will participate only in its future earnings and cash flow. Historical operating performance, however, serves as a meaningful guideline for determining the future earnings capability of the business.
      We have prepared projected income statements for several years for the Company based on discussions with management and our analysis of historical financial results. These projections are provided in Exhibit 4 (Projected Debt-Free Income Statement) and Exhibit 5 (Projected Debt-Free Cash Flows & Value Indications).
      The Company depends on funds available for loan originations from the Funds to generate fees. The Company has suffered from substantial redemptions by the Funds’ members owing to declining rates of return paid to members, the pending SEC investigation, and other factors. Redemptions, totaling nearly $47 million in 2004, are limited by the terms of the Funds’ operating agreements and Federal statutes to no more than 10 percent of the members’ total capital in any calendar year. Requests for redemptions by the members of Funds I and II are fully subscribed through 2012 and the waiting list extends to 2015. Further, new capital raising activities for Fund III have been minimally successful and will terminate by agreement in 2005. The significant level of redemptions by the Funds’ members reduces the capital available by the Funds for investment, reducing the fees paid to Vestin. The determination of projected combined loan originations and extension fees for 2005 and 2006 are summarized below (in $millions):
Determination of Available Funds for Loan Originations
and Loan Origination Fees

		2005	2006

Total Capital in Funds		$429.1	$386.2
Less: Required Reserve (3%)		(12.9)	(11.6)

Subtotal		416.2	374.6
Non-performing Loans (20% in ’05, 15% in ’06)		(83.2)	(56.2)

Subtotal		333.0	318.4
Less: Funds set aside for Redemptions		(42.9)	(38.6)

Subtotal		290.1	279.8
Less: Funds tied up in 2-Year Loans		(69.2)	(35.0)

Funds Available for Loan Originations		220.9	244.8
Target Origination Fee (net)	×	4.0%	4.0%

New Loan and Extension Fees		$8.8	$9.8

      As shown, origination and extension fees are projected to decline dramatically in 2005 owing to the Funds’ current significant level of non-performing loans and funds tied up in 2-year or longer loans, along with the decrease in funds available for loan origination due to unit redemptions. With an average net origination fee at four percent of funds available, the combined loan origination and extension fees are anticipated to be no more than $8.8 million in 2005. While Fund redemptions will continue to deteriorate the amount of funds available for loan origination, we have normalized non-performing loan levels and the amount of funds tied up in longer term loans to reflect the currently unusually high levels of these items. As a result, projected funds available for loan originations and new loan and extension fees increase approximately 11% in 2006. Following these normalized levels, we have projected fees to decline 10 percent annually due to continued Fund redemptions. The Company may be able to stem redemptions and reduce or eliminate the decline in available

12

funds for loan originations beyond 2005 should the Company successfully convert the Funds to REITs; however, this conversion is highly uncertain and would require SEC and other approvals as well as an affirmative vote of members holding 51 percent of the units. The difficulty is that the vote requires 51 percent of total units (rather than of units voted) and that members representing 20 to 30 percent of units with redemptions scheduled in the next couple of years may elect to vote against the proposal.
      Loan servicing fees, which are also tied to the level of funds available for loan origination, are projected to follow a similar pattern. Management fees are projected to declined with reductions in total capital in the Funds at a rate of 10 percent annually. Finally, other revenues, consisting primarily of interest income from the Company’s investments in the Funds and other miscellaneous fees are projected to decline in 2005, owing to the elimination of certain non-recurring fees, and remain flat thereafter.
      In terms of expenses, we have made the following assumptions:

•	Commissions will be reduced to $250,000 in 2005 and vary with revenues thereafter.

•	Public relations will be limited to $5,000 per month paid to the Company’s current public relations firm.

•	Advertising has been reduced to the current run rate of $20,000 per month in 2005 while the Company continues to market Fund III units and will to decline to a base level of $100,000 annually thereafter.

•	Other sales and marketing expenses will consist of printing costs primarily related to Fund management at the current run rate of $10,000 per month.

•	Accounting costs will be limited to $30,000 per month paid to L.L. Bradford & Company, who prepares all public filings for the Funds, and approximately $120,000 paid annually to the Company’s current auditors.

•	Consulting fees will be reduced to $5,000 per month.

•	Legal costs will be reduced modestly to $1.5 million annually.

•	Payroll will be maintained at the current annualized run rate of $2.8 million.

•	Payroll taxes and benefits will amount to 13 percent of payroll.

•	Travel and entertainment will decline by 60 percent to $500,000 annually.

•	Office rent will remain at the current lease rate of $71,000 per month. Offsetting rent expense will be sublease income totaling approximately $46,000 per month (classified under “other income”).

•	Other general and administrative expenses will remain near 2004 levels with the exception of certain nonrecurring costs and other costs associated with Vestin being a public company.
      The Company’s projected income statements, based on these projections, are provided in Exhibit 4. In terms of cash flow (Exhibit 5), we have added non-cash depreciation and amortization expenses and subtracted projected capital expenditures to projected debt-free net income. In addition, we have made a provision for increases (use of cash) and decreases (source of cash) in other assets net of liabilities (referred to herein as working capital changes). It is our understanding that the Company’s capital expenditure budget is $400,000 for 2005 and will decline dramatically thereafter. Working capital changes are projected to result in over $2.1 million in positive cash flow in 2005 due primarily to a reduction in amounts due from related parties as well as reductions in accounts receivable and other assets. Once the Company’s net assets reach normalized levels, working capital changes are anticipated to be modest.
Historical Market Prices
      As previously mentioned, the Company’s common stock is publicly held and had been listed on the Nasdaq National Market; however, the Company did not meet minimum value standards and was transferred to the Nasdaq Small Cap Market and eventually delisted. During 2004, the Company’s stock traded at a

13

prices ranging from a low of $1.50 per share (indicating a market capitalization of approximately $2.2 million) to a high of $5.84 per share (indicating a market capitalization of approximately $12.4 million). After attempts to be quoted on the OTCBB were refused, the Company is currently trading only over the counter on the Pink Sheets. Most recently, the Company’s stock traded at a price of $2.70 per share on minimal volume. Because the Company’s operations and outlook have changed dramatically and the Company is currently only nominally traded, we do not consider recent and historical stock prices to be an accurate indication of the fair value of the Company.
Discounted Cash Flow Analysis
      The income, or discounted cash flow, approach is based on the concept of discounting or capitalizing some measure of expected future return on investment by an appropriate required rate of return to arrive at a net present value. The value from the discounted cash flow approach has two components: 1) the present value of the interim net debt-free cash flows during the projection period, and 2) the terminal value reflecting either the liquidation value of the Company or the present value of the cash flows beyond the projection period, which ever is higher. The appropriate discount rate to apply to the projected cash flows is the Company’s weighted average cost of capital (WACC), or weighted average cost of debt and equity.
      Financial projections for the Company for the five years ended December 31, 2009 were discussed previously in the Financial Review section of this report and are provided in Exhibit 4 (Projected Debt-Free Income Statement) and Exhibit 5 (Projected Debt-Free Cash Flow & Value Indications). The potential revenues and cash flows of the Company may vary dramatically, either positively or negatively, from the projections prepared for the Company depending on numerous factors that would influence cash flows; however, we consider the projections presented in Exhibits 4 and 5 to represent the most reasonable estimate of Vestin’s outlook based on the current economic environment facing the Company.
      In the case of Vestin, we have prepared the projections on a debt-free basis. Therefore, the indicated present value represents the value of total invested capital, or the enterprise value of the Company before consideration of its capital structure. Accordingly, the indicated value must be allocated between interest bearing debt and the Company’s preferred stock, with the residual value representing the value of the Company’s common stock.
Comparative Rates of Return
      A basic tenet of investments is that the required or expected rate of return increases with investment risk and uncertainty. The following graph illustrates expected rates of return in the market for various investment alternatives as of the valuation date.
      Moving from left to right, the safest investments, and therefore those with the lowest required rate of return, are United States Treasury securities. These are generally considered to be “risk-free” investments because, barring a collapse of the United States government, investors will receive interest and principal payments as scheduled. As of the valuation date, the return on long-term Treasury Bonds was 4.7 percent. Aaa

14

rated corporate bonds, which are bonds of companies with the highest credit ratings, are only slightly more risky than Treasury securities, with an average yield of 5.3 percent as of the valuation date. Corporate bonds with a rating of Baa have a slightly greater default risk and thus command a slightly higher rate of return (5.9 percent on average, as of the valuation date).
      Each of the aforementioned investments are fixed income (or debt) securities. With fixed income securities, returns to investors are characterized by scheduled payments of interest and principal, the expected amount and timing of which are known; the only uncertainty is whether the obligor will default on the payments. Conversely, the returns from equity investments (i. e. common stock in a corporation or a general or limited partnership interest) are uncertain both with respect to the timing and amount, and are received only after debtholders are paid. Therefore, equity investors generally require a higher expected return than fixed income investors.
      Investments in large public companies, such as those that comprise the Standard & Poor’s 500 have the lowest required equity rates of return. As of the valuation date, the expected long-term rate of return for such companies was approximately 11.9 percent on average. The expected return for smaller public companies was approximately 16.9 percent on average.
      On the extreme end of the risk spectrum are venture capital investments. These are equity investments in companies that have no established record of profitability (or in many cases even revenues), generally have short operating histories, and are often based on new technology that is unproven. Expected rates of return for these investments are in the range of 40.0 to 100.0 or more percent per year because of the high failure rate.
Discount Rate Selection
      The present value of future income depends on the amount and timing of that income. Since both the amount and timing are uncertain — income might be less than expected and/or income might materialize later than expected — this uncertainty must be quantified and incorporated into a discount rate. The appropriate discount rate, that is, the rate of return required by an investor purchasing the firm’s shares, is generally based upon the yields available on competing financial assets in the public markets.
      As previously discussed, we have discounted free cash flows on a debt-free basis, using cash flow theoretically available to both debt and equity holders. The required rate of return on total invested capital is referred to as the Weighted Average Cost of Capital (“WACC”), which is the weighted average of the required rate of return demanded by equity holders (represented by the firm’s cost of equity, or Ke) and the required rate of return demanded by debtholders (represented by the firm’s cost of debt or borrowing rate, Kd). The formula for determining WACC is as follows:
WACC = [(E/(TIC)) x Ke] + [(D/(TIC)) × Kd × (1-t)]
where:

E	=	market value of equity
D	=	interest-bearing debt borrowing capacity
TIC	=	overall value of total invested capital
Ke	=	cost of equity
Kd	=	cost of debt
t	=	tax rate

15

      The capital asset pricing model (CAPM), which states that the return on any risky asset must be greater than the risk-free rate, is often used to calculate Ke. The CAPM formula used to calculate Ke is as follows:
Ke = Rf + [(Rm - Rf) × (bl)] + RPs + α
where:

Rf	=	risk-free rate of return
(Rm - Rf)	=	historical excess return on market portfolio
bl	=	leveraged beta
RPs	=	risk premium for size (size premium)
α	=	alpha or specific company premium
      The beta is a measure of a stock’s return over time relative to the market. Beta also varies with a company’s level of leverage. Based upon the observed betas of the public companies and other considerations, we selected an unleveraged industry beta of 1.0. Adjusting for the Company’s leverage ratio (including consideration of the Company’s preferred stock), a leveraged beta of 1.7 was determined for the Company.
      The risk-free rate of return, as of the valuation date, was approximately 4.7 percent based on the yield of long-term (20-year) Treasury Bonds. Because equity investors require a greater expected return than the risk-free rate to compensate for the inherent risks of an equity investment versus an investment in U.S. Government Bonds, the CAPM method applies a beta adjusted premium or premiums to the risk-free rate in order to determine the appropriate required return (or discount rate) to apply to the subject equity investment. A “market risk premium” to reflect the additional return that investors in the stock market as a whole (often represented by the S&P 500) would require over and above the “risk-free rate” is required by investors in common stock. The most recent studies compiled by Ibbotson Associates as of the valuation date indicate that, over the long-term, the average returns associated with public common stocks has averaged approximately 7.2 percent above the 20-year Treasury Bond rate. The indicated return reflects that of average sized publicly traded companies, which are generally substantially larger than the Company
      Investors in smaller companies generally require a higher rate of return, therefore, an additional premium is added to take into account the smaller size of the Company. The most recent studies compiled by Ibbotson Associates as of the valuation date indicate that over time the historical required return on the smallest 10 percent of publicly traded stocks (the size category into which the Company would fall) has been far above that of the overall market. This is sometimes referred to as the “small company premium”. This additional premium reflects the fact that, historically, the stocks of larger companies have experienced lower returns than smaller rapid growth companies, but have also been more consistent relative to sales and earnings and consequently less risky. The Ibbotson Associates study breaks down the smallest 10 percent of publicly traded stocks into two distinct groupings — known as Portfolios 10a and 10b. Portfolio 10a consists of 554 public companies and had a size premium of 4.5 percent and an average market capitalization of $137.1 million. The largest public company in Portfolio 10a had a market capitalization of $166.1 million. Portfolio 10b consists of 1,158 public companies and had a size premium of 9.8 percent and an average market capitalization of $47.4 million. The largest public company in Portfolio 10b had a market capitalization of $96.9 million. Portfolio 10b consists of the very smallest public companies; most of these are not currently profitable and whose ability to generate profits in the future is speculative. In the case of Vestin, we have used a small company premium of 5.0 percent
      Finally, a subjective adjustment based on the perceived riskiness specific to the subject company because of its degree of financial risk, its relative diversification, and other operational characteristics should be considered — this is known as the specific company premium (or alpha). Despite the fact the projections reflect a decline in business volume, the Company faces a number of risk that can further impact projected results. These include:

•	The ongoing SEC investigation may add continued costs of compliance with demands, may result in potential harmful SEC action, and has had a negative impact on borrowers, many of whom are reluctant to do loans with Vestin due to concerns for the Company’s ability to perform.

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•	The Company may face difficulties in originating loans as a result of current staffing levels being significantly reduced from historical levels and increasing liberal lending policies of conventional lenders. As a result of these and the market perception of the SEC investigation, the Company may be unable to maintain existing loan origination fee levels.

•	The Company has had a history of significant foreclosures and loses related to preserving the Funds’ capital.

•	With most operating expenses of the Company fixed and virtually no variable costs, the Company has significant operating leverage. As a result, any reduction in revenues results in a significantly greater percentage reduction in operating income.

•	It may be harmful to the Funds for the Company to collect its management fees as is projected in our analysis.

•	Potentially offsetting the above risks somewhat is the potential upside in the unlikely event Fund redemptions are curtailed if the Funds improve their returns or the Company is able to find alternative sources of funding. Currently, the Company is attempting to stem redemptions by converting the Funds to REITs. However, such a conversion will require SEC and other approvals and an affirmative vote of 51 percent of member units. Further, the cost of soliciting for the conversion (estimated at approximately $1.5 million) has not been factored in our projections.
      As a result of these and other factors, we believe that a company-specific premium of 5.0 percent is warranted.
      Using these inputs, a Ke of 31.6 percent was determined as follows:
4.7% + (1.7 × 7.2%) + 5.0% + 5.0% = 26.7%
      Based on the $1,227,000 level of interest-bearing debt, the aggregate redemption value of preferred stock totaling $5,045,000, and our concluded equity value of operations of ranging from $5.3 million to $6.2 million, the Company’s interest-bearing debt plus preferred stock comprises approximately 52.4 percent of its total invested capital, with an average after-tax interest and preferred dividend rate (combined cost of debt and preferred stock) of approximately 7.5 percent. Based on the after-tax cost of debt and preferred stock of 7.5 percent and a cost of equity of 26.9 percent, the Company’s WACC was determined to be approximately 16.74 percent as follows:
(52.4% × 7.5%) + (47.6% × 26.9%) = 16.74%
      Based on the WACC formula application and consideration of other qualitative factors, we utilized a discount rate range of 15.5 percent to 17.5 percent in determining the present value of projected debt-free cash flows.
Summary
      The interim net debt-free cash flows were discounted to their net present value at the selected discount rate range. In addition, a terminal value was calculated for the Company at the end of the projection period based on the liquidation value of its remaining assets net of liabilities. The declining cash flows of the Company indicate that the future value will most likely be supported by underlying net asset value than by its underlying cash flow capabilities.
      The overall total invested capital conclusion results from adding the present value of the interim cash flows to the present value of the terminal value. Total invested capital value ranges, based on the selected range of discount rates and terminal growth rates, are shown in Exhibit 5. The exhibit suggests indications of value for total invested capital (before consideration of interest-bearing debt and preferred stock) ranging from $11,623,000 million to $12,489,000 million using a discount range of 16.5 percent to 17.5 percent. Subtracting interest-bearing debt of $1,227,000 and preferred stock with an aggregate redemption value of $5,045,000 from the indicated total invested capital value range yields indications of aggregate equity value ranging from approximately $5.3 million to $6.2 million, with a central tendency of $5.7 million.

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      As a check on the valuation based on the base case projections, we have prepared an upside projection assuming redemptions are eliminated following 2005 and cash flows are stabilized. The implied WACC that provides the same concluded total invested capital value indications as concluded above ranges from approximately 11 percent to 19 percent. This translates to an implied equity rate of return ranging from 27 percent to 31 percent. Considering the high degree of uncertainty in achieving the high case scenario projected results, we consider these potential speculative rates of return to be reasonable in determining the value of the Company.
Other Assets and Liabilities
      Our application of the discounted cash flow approach above provides an indication of the value of the Company’s operating assets and does not consider the value of assets we consider to be non-operating, most notably its investment in real estate held for sale. Because the value of the Company’s real estate held for sale has been written down to net realizable value based on appraisals, we have used the book value of these assets in our analysis. The only real estate held by the Company is raw land in Utah valued at $1,650,000 and raw land in Las Vegas valued at $344,000. Offsetting the value of the Utah property are two non-interest bearing notes payable totaling approximately $1,375,000 that have also not been taken into consideration in our analysis. Other non-operating assets include a small amount of notes and interest receivable totaling approximately $27,000.
Conclusion
      The purpose of our analysis was to express our conclusions regarding the fair value of the common stock of Vestin as of a current date. We understand that our conclusions will be used to determine a fair price to be offered to minority shareholders by the Company’s majority shareholder, and assist the Board of Directors of the Company in recommending the offer. Our overall conclusion is based primarily on a discounted cash flow analysis that provided indications of value as summarized below ($ thousands):
Valuation Summary

	Low	High	Median

Indicated Value of Operations (rounded)	$5,350	$6,200	$5,702
Other Assets and Liabilities
Raw Land in Utah	$1,650	$1,650	$1,650
Less: Related Notes Payable	(1,375)	(1,375)	(1,375)
Raw Land in Las Vegas	344	344	344
Other	27	27	27

Subtotal (Rounded)	600	600	600
Indicated Equity Value	$5,950	$6,800	$6,300

Total Number of Common Shares	2,528,835	2,528,835	2,528,835
Indicated Per Share Value	$2.35	$2.70	$2.50

      Based upon the investigation, premises, provisos and analyses outlined herein, it is our opinion that, as of the date of this report, the fair value of the common stock of Vestin Group, Inc. is reasonably stated in the aggregate amount ranging from Five Million Nine Hundred Fifty Thousand Dollars ($5,950,000) to Six Million Eight Hundred Thousand Dollars ($6,800,000) or in the per share amount ranging from Two Dollars and Thirty-Five Cents ($2.35) to Two Dollars and Seventy Cents ($2.70).

18

EXHIBITS

Exhibit 1
Comparative Summary Balance Sheet
VESTIN GROUP, INC.

	As of December 31,

	2004	2003	2002	2001	2000

	Audited	Audited	Audited	Audited	Audited
	($000s Omitted)
ASSETS
Current Assets:
Cash & Equivalents	3,111	2,131	2,523	3,805	1,108
Accounts Receivable	847	2,383	5,234	3,909	2,439
Interest Receivable	4	11	113	0	0
Due from Related Parties/ Stockholder	2,601	2,166	1,803	839	347
Other Current Assets	0	0	0	0	0

Total Current Assets	6,564	6,690	9,674	8,553	3,895
Fixed Assets:
Computers & Equipment	742	702	448	226	172
Furniture & Fixtures	292	177	102	178	75
Leasehold Improvements	571	106	89	0	0
Other Fixed Assets	294	294	294	0	0
Less: Account Depreciation	(585)	(382)	(214)	(99)	(62)

Net Fixed Assets	1,314	897	719	305	185
Other Assets:
Notes Receivable	23	488	818	1,627	404
Investments — Real Estate	1,994	7,036	5,981	4,517	896
Investments — Mortgage Loans	0	843	8,875	6,074	5,489
Other Investments — Related Parties	3,475	3,137	2,100	2,703	1,542
Deferred Tax Asset	811	1,880	0	0	210
Intangible Assets	0	0	0	0	0
Other Assets	155	144	671	542	608

Total Assets	14,336	21,115	28,837	24,322	13,229

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities:
Notes Payable — Current	1,000	1,100	0	0	0
Notes Payable — Related Party	1,052	0	0	0	0
Line of Credit	0	0	7,000	0	0
Accounts Payable & Accrued Expenses	1,475	4,034	1,969	1,523	762
Dividend Payable	38	75	76	112	0
Income Taxes Payable	930	259	1,396	1,463	2,180
Due to Related Parties	336	0	0	57	237
Deferred Income	0	2,875	0	0	0
Other Current Liabilities	0	0	0	0	0

Total Current Liabilities	4,831	8,342	10,441	3,155	3,178
Notes Payable	140	0	151	4,397	1,090
Non-Interest Notes Payable — Related Party	1,375	2,710	1,901	0	0
Capital Lease Obligations	87	160	0	0	0
Other Long-Term Liabilities	0	0	0	0	0

Total Liabilities	6,433	11,213	12,493	7,552	4,268
Stockholders’ Equity:
Preferred Stock	0	0	0	0	0
Common Stock	0	1	1	1	1
Additional Paid-In Capital	4,660	9,767	8,923	7,949	1,739
Retained Earnings	3,243	679	7,421	8,821	7,231
Less: Treasury Stock	0	(544)	0	0	(11)

Total Stockholders’ Equity	7,903	9,902	16,344	16,770	8,960

Total Liabilities & Stockholders’ Equity	14,336	21,115	28,837	24,322	13,229

Exhibit 2
Comparative Summary Income Statement
VESTIN GROUP, INC.

	Fiscal Year Ended December 31,

	2004	2003	2002	2001	2000

	Audited	Audited	Audited	Audited	Audited
	($000s Omitted)
Revenues:
Loan Placement and Related Fees
Loan Placement Fees	11,159	11,544	20,800	10,000	8,472
Extension Fee Revenues	5,797	4,889	3,100	4,100	1,100
Loan Servicing Fees	2,403	3,999	6,707	6,101	4,977
Other Miscellaneous Fees	149	219
Interest Income	130	597	627	606	725
Gain From Settlement of Lawsuit	5,850	0	0	0	0
Gain on Sale of Real Estate	426	0	0	0	0
Management Fees	1,425	1,369	835	634	78
Other Revenues	656	464	(164)	0	0

Total Revenues	27,996	23,081	31,904	21,442	15,353
Sales and Marketing Expenses:
Commissions	529	2,520
Public Relations	1,852	2,092
Advertising	1,530	4,456
Other Sales and Marketing	479	2,636

Total Sales and Marketing	4,389	11,704	7,897	7,578	2,185
General and Administrative Expenses:
Accounting	846	792
Consulting Fees	907	1,170
Legal	1,830	1,693
Payroll	3,999	5,817
Payroll Taxes and Benefits	556	728
Travel and Entertainment	1,250	1,225
Office Rent	1,355	630
Other General and Administrative	2,700	2,388

Total General and Administrative	13,442	14,442	12,385	10,065	7,069
Other Expenses:
Write-downs on RE Held for Sale	1,450	1,438	4,799	0	0
Loss on sale of Real Estate	106	0	0	0	0
Valuation loss	3,566	0	0	0	0
Bad Debt Expense	49	1,456	332	0	0
Capital Contribution to Fund I	0	1,600	0	0	0
Other	0	0	0	0	0

Total	23,002	30,640	25,413	17,643	9,255
Operating Income	4,994	(7,559)	6,492	3,799	6,098
Earnings Before Interest and Taxes (EBIT)	4,994	(7,559)	6,492	3,799	6,098
Interest Expense	39	262	493	753	313

Pretax Income	4,955	(7,822)	5,998	3,046	5,785
Provision for Taxes	1,739	(2,621)	2,167	1,220	2,020

Net Income	3,216	(5,201)	3,832	1,825	3,765

Depreciation	203	168	115	75	19
Capital Expenditures	620	175	529	195	169
Common Dividends	0	901	1,943	0	0

Exhibit 3
Comparative Financial Ratio Analysis
VESTIN GROUP, INC.

	Fiscal Year Ended December 31,

Size:	2004	2003	2002	2001	2000

	($ Thousands)
Adjusted Revenues	$21,719	$23,081	$31,904	$21,442	$15,353
Total Assets	14,336	21,115	28,837	24,322	13,229
Net Worth	7,903	9,902	16,344	16,770	8,960
EBIT	4,994	(7,559)	6,492	3,799	6,098
Net Income	3,216	(5,201)	3,832	1,825	3,765
Loans Placed	283,000	267,000	477,943	243,895	222,196
Loans Serviced	348,600	522,700	678,440	387,946	326,000
Interest-Bearing Debt	2,280	3,971	9,052	4,397	1,090
Preferred Stock	5,045
Net Working Capital	1,733	(1,652)	(767)	5,398	716
Liquidity Ratios:
Current Ratio	1.4	0.8	0.9	2.7	1.2
Quick Ratio	0.8	0.5	0.7	2.4	1.1
Working Capital Turnover	16.2	-14.0	-41.6	4.0	21.4
Leverage Ratios:
Liabilities to Net Worth	0.8	1.1	0.8	0.5	0.5
Interest-Bearing Debt to Net Worth	0.3	0.4	0.6	0.3	0.1
Interest Coverage	128.5	-28.8	13.2	5.0	19.5
Implied Interest Rate	1.7%	6.6%	5.4%	17.1%	28.7%
Profitability Ratios:
Loan Placement Fees to Loans Placed
Fiscal Year End	3.94%	4.32%	4.35%	4.10%	3.81%
5-Year Average	4.15%
Loan Servicing Fees to Loans Serviced
Fiscal Year End	0.7%	0.8%	1.0%	1.6%	1.5%
5-Year Average	1.1%
Net Income to Sales
Fiscal Year End	11.5%	-22.5%	12.0%	8.5%	24.5%
5-Year Average	6.2%
Net Income to Net Worth
Fiscal Year End	40.7%	-52.5%	23.4%	10.9%	42.0%
5-Year Average	12.4%
EBIT to Sales
Fiscal Year End	17.8%	-32.8%	20.3%	17.7%	39.7%
5-Year Average	11.5%
Tax Rate (FYE)	35.1%	33.5%	36.1%	40.1%	34.9%
Activity Ratios:
Accounts Receivable Collection (Days)	15.9	42.1	62.4	70.6	61.2
Related Party Collection (Days)	666.2	577.5	788.2	482.7	1,625.6
Accounts Payable (Days)	49.2	101.9	58.0	57.3	51.5
Asset Turnover	2.0	1.1	1.1	0.9	1.2
Growth Statistics:
Annual Revenue	2.0%	-27.7%	48.8%	39.7%
4-Year Compound Annual
Revenue Growth	9.1%
Annual Net Income Growth	NMF	NMF	109.9%	-51.5%
Annual EBIT Growth	NMF	NMF	70.9%	-37.7%

Exhibit 4
Projected Debt-free Income Statement
VESTIN GROUP, INC.

	Year Ending December 31,

	2005	2006	2007	2008	2009

	($000s omitted)
Loan Placement and Related Fees:
Loan Placement & Extension Fees	8,800	9,800	8,800	7,900	7,100
Loan Servicing Fees	1,700	1,900	1,700	1,500	1,400
Other Miscellaneous Fees	120	130	120	110	100
Interest Income	0	0	0	0	0
Management Fees	1,300	1,200	1,100	1,000	900
Other Revenues	400	400	400	400	400

Total Revenues	12,320	13,430	12,120	10,910	9,900
Sales and Marketing Expenses:
Commissions	250	280	250	230	210
Public Relations	60	60	60	60	60
Advertising	240	100	100	100	100
Other Sales and Marketing	120	120	120	120	120

Total Sales and Marketing	670	560	530	510	490
General and Administrative Expenses:
Accounting	480	480	480	480	480
Consulting Fees	60	60	60	60	60
Legal	1,500	1,500	1,500	1,500	1,500
Payroll	2,800	2,800	2,800	2,800	2,800
Payroll Taxes and Benefits	360	360	360	360	360
Travel and Entertainment	500	500	500	500	500
Office Rent	850	850	850	850	850
Other General and Administrative	2,470	2,490	2,450	2,430	2,410

Total General and Administrative	9,020	9,040	9,000	8,980	8,960
Other Expenses	0	0	0	0	0

Total Operating Expenses	9,690	9,600	9,530	9,490	9,450
Operating Income	2,630	3,830	2,590	1,420	450
Other Income/(Sublease)	550	550	550	550	550

EBIT	3,180	4,380	3,140	1,970	1,000
Income Taxes	1,270	1,750	1,260	790	400

Debt-free Net Income	1,910	2,630	1,880	1,180	600

Exhibit 5
Projected Debt-free Cash Flows & Value Indications
VESTIN GROUP, INC.
Determination of Net Debt-free Cash Flows

	Year Ending December 31,

	2005	2006	2007	2008	2009

	($000s omitted)
Debt-Free Net Income	1,910	2,630	1,880	1,180	600
Add: Depreciation & Amortization	210	226	193	167	146
Add: Working Capital Changes	2,139	(53)	56	56	47
Less: Capital Expenditures	(400)	(100)	(100)	(100)	(100)
Less: Other	0	0	0	0	0

Net Debt-free Cash Flow	3,853	2,703	2,029	1,303	693

Value Indications

		Market
		Value of
		Invested Capital

	15.5%	12,489
Discount Rates (WACC)	16.5%	11,968
	17.5%	11,623

		Value of
		Common Equity*

	15.5%	6,216
Discount Rates (WACC)	16.5%	5,695
	17.5%	5,350

* Total Invested Capital less interest-bearing debt of $1,227 and Preferred Stock of $5,045.

APPENDIX A
Statement of Limiting Conditions
and Certification

STATEMENT OF LIMITING CONDITIONS AND CERTIFICATION
      1. Neither Houlihan Valuation Advisors (“HVA”) nor its principals have any present or intended interest in the Company. HVA’s fees for this valuation are based on professional time charges, and are in no way contingent upon the final valuation figure arrived at.
      2. This report is intended only for the specific use and purpose stated herein. It is intended for no other uses and is not to be copied or given to unauthorized persons without the direct written consent of HVA. The value opinion expressed herein is valid only for the stated purpose and date of the valuation. The report and information and conclusions contained therein should in no way be construed to be investment advice.
      3. HVA does not purport to be a guarantor of value. Valuation is an imprecise science, with value being a question of fact, and reasonable men can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusions arrived at independently using conceptually sound and commonly accepted methods of valuation and that HVA believes that all statements of fact contained in this report are true and correct.
      4. In preparing the valuation report, we used information provided by the representatives of the Company. It has been represented that the information is reasonably complete and accurate. We did not make independent examinations of any information supplied by the representatives of the Company that was relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such.
      5. The valuation conclusions derived herein implicitly assume that the existing management of the Company will maintain the character and integrity of the Company through any sale, reorganization, or diminution of the owner’s participation.
      6. Publicly available information utilized herein (e.g., economic, industry, statistical and/or investment information) has been obtained from sources deemed to be reliable. It is beyond the scope of this report to verify the accuracy of such information, and we make no representation as to its accuracy.
      7. This engagement is limited to the production of the report, conclusions and opinions contained herein. HVA has no obligation to provide future services (e.g., expert testimony in court or before governmental agencies) related to the contents of the report unless arrangements for such future services have been made.
      8. This valuation report and the conclusions contained herein are necessarily based on market and economic conditions as they existed as of the date of valuation.
      9. HVA conforms to the Uniform Standards of Professional Appraisal Practice for purposes of business valuations. HVA also conforms to the Business Valuation Standards I through VIII as set forth by the American Society of Appraisers (“ASA”) as of August 2002. The ASA has a mandatory recertification program for all of its Senior members; all Senior ASA members who are signatories to this report are in compliance with that program.
      10. No one provided significant professional assistance to the person(s) signing this report, except Ruth Barone and Stelio Tellis.

APPENDIX B
General Economic Overview

Economic Overview and Outlook
National Economy

Gross Domestic Product (GDP)
      Growth in real GDP continues to fluctuate between 3.0 to 4.0 percent, with occasional growth above 4.0 percent. In the third quarter of 2004 real GDP growth was 3.9 percent, which was an increase from the 3.3 percent growth experienced during the second quarter of 2004. Real GDP growth is expected to be approximately 4.5 percent in 2004 and 3.6 percent in 2005. The chart below presents the historical and forecasted growth in real GDP.
      Growth in personal consumption, as well as in non-residential investment, is projected to continue lending support to real GDP growth during 2004 and 2005. Personal consumption growth is forecast at between 2.6 percent and 3.6 percent per quarter through the third quarter of 2005, while nonresidential fixed investment is expected to rise by 15.0 percent during the last quarter of 2004 and 6.0 percent during the first quarter of 2005. Residential fixed investment is projected to increase during the last quarter of 2004, before declining throughout 2005. Finally, the weak U.S. dollar is expected to be a GDP stimulus through increased demand for U.S. exports. Consequently, this general economic growth is expected to result in slightly decreased unemployment rates, while core inflation is forecast to be modest.

Inflation
      Despite the sharp decline in the value of the dollar over the past year, it has had little impact on the inflation rate. When measured against rising currencies such as the euro or pound, the dollar has decreased in value by about six percent. However, most of the imports to the United States are from China and other countries that don’t have rising currencies, so inflation remains low. As measured by the change in the consumer price index (“CPI”), inflation fell to 1.9 percent during the third quarter of 2004, but is expected to increase again during the fourth quarter of 2004 to 3.0 percent and then fall again with 2.2 percent inflation during the first quarter of 2005. Inflation is projected to remain low during 2005, but any acceleration in the core inflation rate could cause the Fed to step in and tighten interest rates. The chart below presents the percent change in the CPI from the same quarter in the previous year.

Energy Markets
      Gasoline markets remained tight at the end of the fourth quarter of 2004, although there was a slight decline in prices. During December 2004, the monthly average pump price for regular gasoline was $1.91 per gallon, down 11 cents per gallon from one month ago. Gasoline prices had been rising in response to higher crude oil prices, but strong gasoline inventories have caused the slight price decrease. However, the current and projected crude oil prices suggest that gasoline prices will rise again between 10-15 cents per gallon by May 2005.
      West Texas Intermediate (“WTI”) prices ranged from $43 to over $50 per barrel during December 2004. The projected WTI price during the fourth quarter of 2004 is $49 per barrel, up $18 per barrel than the period a year earlier. During 2005 oil prices are expected to remain in the mid-$40s range. Prices are expected to remain high even though the Organization of Petroleum Exporting Countries (“OPEC”) crude oil production remains high at about 30 million barrels per day. Crude oil production is expected to increase next year as well, which will be the first time this has happened on an annual basis since 1991.
      Natural gas prices lowered in November as demand remained below normal and the Gulf of Mexico’s production recovered after the impact of Hurricane Ivan. Natural gas prices are expected to rise over the next several months as colder weather increases demand, and a high rate of drilling will continue in North America with 1.9 percent growth in domestic oil production in 2005. Additionally, steady increases in imports, restrained export growth and high storage levels should lead to moderate improvement in natural gas supply through 2005.

Labor Markets
      The unemployment rate was unchanged at 5.4 percent in the fourth quarter of 2004. Through the fourth quarter of 2004, layoffs slowed, non-farm payroll growth was positive and the workweek remained constant. Non-farm employment increased by 157,000 jobs in December, with growth occurring in health care and social assistance, professional and business services, wholesale trade and financial activities.
      Manufacturing employment remained relatively unchanged in December. The overall increase in employment is expected to result in a further reduction to the unemployment rate. The following chart presents the historical and forecasted change in the quarterly U.S. unemployment rate from the fourth quarter of 2003 to the third quarter of 2005.

Interest Rates
      Strong economic growth encouraged the Federal Reserve to raise rates by 25 basis points to 2.25 percent in mid-December 2004. Chairman of the Federal Reserve, Alan Greenspan, would like policy to return to neutral before his expected departure in January 2006. It is unclear how quickly the rates will be raised, but any acceleration in core inflation could cause the Federal Reserve to raise interest rates at a quicker rate of 50 basis points at a time. The chart below illustrates the federal funds and long-term interest rate trends in the United States.

Stock Market
      Positive stock returns were reported in the three major market indices in the fourth quarter of 2004. The Standard and Poor’s 500 Index (“S&P 500”), composed of the 500 largest companies whose shares trade on U.S. stock markets, recorded an increase of 8.7 percent during the fourth quarter of 2004, after a 2.3 percent decrease during the previous quarter. The Dow Jones Industrial Average Index (“DJIA”), consisting of the 30 largest companies whose shares trade on U.S. stock markets, increased 7 percent during the fourth quarter, after falling 3.4 percent during the previous quarter. Finally, the Nasdaq Composite Index (“Nasdaq”), primarily comprised of technology companies, was up 14.7 percent during the fourth quarter of 2004, after falling 7.4 percent during the third quarter of 2004. The following charts show the historical performance of the S&P 500 and the Nasdaq indices.

Housing Market
      The U.S. housing market exhibited continued growth throughout the fourth quarter of 2004, due in part to the continued low mortgage rate environment. It is estimated that during 2004 there were 1.93 million unit starts. However, the number of housing starts dropped significantly during November 2004 to 1.77 million annualized units, the lowest level of new construction activity in more than 18 months. Fixed rate mortgages were 5.73 percent in November 2004, compared to 5.93 percent in November of 2003. At this time it is uncertain whether the number of housing starts will continue to increase or begin declining during 2005.

Summary and Conclusion
      The outlook for the U.S. economy in the near-term is positive and real GDP growth is estimated to remain in the range of 3.0 to 4.0 percent over the next year. The increased economic activity is expected to reduce unemployment rates, while core inflation is predicted to remain low. Various economic stimuli such as low interest rates, and a weak U.S. dollar are likely to contribute to the estimated economic growth in the way of increased consumption, business and residential investment and U.S. exports.

APPENDIX C
Professional Qualifications
Glenn Garlick, ASA
Bret A. Tack, ASA

GLENN GARLICK, ASA
Orange County & Los Angeles Office

Professional Designations	Accredited Senior Appraiser (ASA), American Society of Appraisers, Business Valuation

Academic Degrees	MBA, California State University, Northridge, Finance Concentration B.S., University of California, Los Angeles

Employment	Houlihan Valuation Advisors
Principal — 1991 to Present
The firm provides financial opinions, securities valuation, and corporate advisory services to corporations, institutions, agencies, fiduciaries, partnerships and individuals requiring expert opinion on pricing, structure, fairness, or solvency in connection with: mergers, acquisitions, divestitures, recapitalizations, equity allocation, LBO’s, ESOP’s, taxes, litigation, intangible assets and fraudulent transfers.

Houlihan Lokey Howard & Zukin, Inc.
Vice President — 1982 to 1991
The firm provides financial advisory services related to the valuation of business and security instruments, including common stock, preferred stock, convertible preferred stock, options, warrants, debt and partnership interests. Other services include investment management, investment banking and financial restructuring.

Experience	Responsibilities have included project management, the valuation of closely held securities and going-concern businesses, business development, application of financial theory to problem solving, merger and acquisition analysis, and general valuation consulting activities. Helped develop and manage the production capabilities for a satellite office in its early stages.

Has been involved in over 1,000 valuations of companies engaged in a variety of business segments, ranging from high technology and service companies to motor carriers, retailers, manufacturers, construction companies, and many others. Valuation engagement purposes include ESOP and other employee plans, estate and gift taxes, fairness opinions, recapitalizations, security design, corporate planning, solvency opinions, litigation and others.

Expert Testimony	Has rendered expert testimony following jurisdictions:
Various County Courts in California and Utah
In addition, on several occasions has provided testimony before members of the American Arbitration Association.

BRET ALAN TACK, ASA
Los Angeles Office

Professional Designations	Accredited Senior Appraiser, American Society of Appraisers, Business Valuation

Academic Degrees	B.S., University of Southern California, Business Administration, Finance Concentration

Employment	Houlihan Valuation Advisors Principal — 1992 to Present
The firm provides financial opinions, securities valuation, and corporate advisory services to corporations, institutions, agencies, fiduciaries, partnerships and individuals requiring expert opinion on pricing, structure, fairness, or solvency in connection with: mergers, acquisitions, divestitures, recapitalizations, equity allocation, LBO’s, ESOP’s, taxes, litigation, intangible assets and fraudulent transfers.

Houlihan Lokey Howard & Zukin, Inc. Senior Associate — 1985 to 1992
The firm provides financial advisory services related to the valuation of business and security instruments, including common stock, preferred stock, convertible preferred stock, options, warrants, debt and partnership interests. Other services included investment management, investment banking and financial restructuring.

Experience	Performing business valuation and related financial analyses full-time since 1985, Mr. Tack has managed over 500 valuation engagements of companies in a variety of business segments. Valuation engagement purposes include mergers and acquisitions, Employee Stock Ownership Plan (ESOP) transactions, estate and gift tax planning, fairness opinions, recapitalizations, security design, corporate planning, solvency opinions, litigation and others.

Mr. Tack also manages the Los Angeles Office of Houlihan Valuation Advisors.

Speaking Engagements	Has spoken on numerous occasions on a variety of business valuation topics to various professional organizations, often for CPA or MCLE credit.

Publications	Co-authored “Valuation Methods for Midsize Companies...Taking out the Guesswork”, chapter from Mergers and Acquisitions Handbook for Small and Midsize Companies, Copyright 1997, John Wiley & Sons, Inc., New York, NY, and authored or co-authored various articles regarding business valuation issues, as well as a comprehensive valuation training manual for the professional staff at Houlihan, Lokey, Howard & Zukin.

Expert Testimony	Has rendered expert testimony following jurisdictions:
United States Tax Court
Various County Courts in California
In addition, on several occasions has provided testimony before members of the American Arbitration Association.